UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

THIRD QUARTER 2005 REPORT

SIGNATURES

Quarterly Report
Third Quarter 2005

This Report has been translated into English from the original version in Italian.
In case of doubt, the Italian version shall prevail.
________________________________________________________________________

Issue date: October 26, 2005
This Report is available on the Internet at the address:
www.fiatgroup.com

Fiat S.p.A.
Registered Office: Via Nizza 250, Turin, Italy
Paid-in capital: 6,377,257,130 euros
Entered in the Turin Company Register - Fiscal Code: 00469580013

Board of Directors

Chairman	Luca Cordero di Montezemolo (3)

Vice Chairman	John Elkann (1) (3)

Chief Executive Officer	Sergio Marchionne (3)

Directors	Andrea Agnelli
Angelo Benessia (2)
Tiberto Brandolini d’Adda
Flavio Cotti (1)
Luca Garavoglia (1)
Gian Maria Gros-Pietro (1)
Hermann-Josef Lamberti (2)
Vittorio Mincato (3)
Virgilio Marrone
Pasquale Pistorio (3)
Daniel John Winteler (1)
Mario Zibetti (2)

Secretary of the Board	Franzo Grande Stevens

(1) Member of the Nominating and Compensation Committee
(2) Member of the Internal Control Committee
(3) Member of the Strategic Committee

Board of Statutory Auditors

Statutory Auditors	Cesare Ferrero - Chairman
Giuseppe Camosci
Giorgio Ferrino

Alternate Auditors	Giorgio Giorgi
Natale Ignazio Girolamo
Piero Locatelli

External Auditors	Deloitte & Touche S.p.A.

Highlights

Jan 1 - Sept 30 2005	Jan 1 - Sept 30 2004			3rd quarter 2005	3rd quarter 2004
		(in millions of euros)

33,404	33,419	Net revenues		10,597	10,386
639	175	Trading profit		232	(30)
1,854	3	Operating result		409	(122)
2,070	(696)	Result before taxes		1,036	(301)
1,336	(1,018)	Net result before minority interest		826	(380)
1,293	(1,084)	Group interest in net result		818	(404)

1.299	(1.107)	Earnings share (ordinary, preference and savings) (in euros)	(1)	0.796	(0.412)
1.299	(1.107)	Diluted earn. per share (ordinary, preference and savings) (in euros)	(1)	0.796	(0.412)

60,536		Total assets
19,105		Net debt
4,658		of which: Net debt of Industrial Activities
9,277		Stockholders’ equity before minority interest
8,608		Group interest in stockholders’ equity

174,183	160,549	Headcount at period end

Effective January 1, 2005, the Fiat Group adopted the International Financial Reporting Standards (IAS/IFRS). In this Quarterly Report, the comparative data for 2004 have thus been restated in accordance with the new accounting standards. For additional information on the content of these standards, as well as the impact of their adoption on the 2004 figures that had already been published, reference is made to the specific Appendices of the Quarterly Reports at March 31 and June 30, 2005, the First-half Report at June 30, 2005 and this Quarterly Report.

(1) In accordance with IAS 33, the dilutive effects of the Convertible facility have not been taken into consideration in the calculation of earnings per share for the quarter and the first nine months of 2004, as there was a loss for the two periods.

OVERVIEW

Highlights of the Fiat Group’s performance in the third quarter 2005

•
Group revenues in the third quarter totaled 10.6 billion euros, up 2% over the corresponding period last year as a consequence of the increase reported in the Automobiles and Components and Production Systems business areas which set off the decrease of the Other Businesses.

•
Group trading profit was 232 million euros in the third quarter, compared with a loss of 30 million euros in the same period of 2004. The improvement was due to a reduction in trading losses at Fiat Auto combined with the positive performance of the other industrial Sectors.

•
The operating result was a positive 409 million euros compared with a loss of 122 million euros in the corresponding period of 2004 and reflects increased trading profit as well as the gain realized on the closing of the Italenergia Bis transaction (878 million euros).
The result for the quarter also absorbed 420 million euros in restructuring charges and other unusual costs (284 million euros) connected with the Group’s ongoing reorganization and rationalization processes.

•	Consolidated net income was 0.8 billion euros as against a net loss of 0.4 billion euros in the corresponding period of 2004.

Highlights of the Fiat Group’s performance in the first nine months of 2005

•	In the first nine months of 2005 Group revenues totaled 33.4 billion euros, substantially in line with revenues achieved in the corresponding period of 2004.
•	The Group trading profit rose from 175 million euros in the first nine months of 2004 to 639 million euros in 2005, mainly as a consequence of the reduced loss at Fiat Auto.
•
Consolidated net income was 1.3 billion euros, against a loss of 1 billion euros in the first nine months of 2004. The improvement reflects growth in trading profit as well as the positive contribution from the General Motor settlement (857 million euros net of taxes), the gain on the Italenergia Bis transaction (878 million euros) and the unusual financial income related to the conversion of the Mandatory Convertible Loan (858 million euros), net of restructuring charges amounting to 502 million euros and other unusual costs for 318 million euros.

•
Group net debt at September 30, 2005 was at 19.1 billion euros, down 6.3 billion euros with respect to the December 31, 2004 level. The conversion of the Mandatory Convertible Loan (3 billion euros), the closing of the Italenergia Bis transaction (1.8 billion euros) and the General Motors settlement (1.1 billion euros) contributed to the decrease.

•	Net industrial debt was halved to 4.7 billion euros due to the conversion of the Mandatory Convertible Loan and the repayment of financial debts related to the Italenergia transaction.
•	The cash position of the Group at September 30, 2005 was approximately 6 billion euros, largely unchanged from the December 31, 2004 level, after reimbursement of 1.6 billion euros in bonds.

Significant events occurring since the end of the period and full-year outlook

In the first nine months of the year, the Fiat Group and all of its main Sectors sharply improved their operating performance and financial results. Consequently, Fiat is on track to achieving its stated targets.
Since the beginning of the year, the Group also succeeded in finding optimal solutions to pending financial issues. With net stockholders’ equity of approximately 9 billion euros and net industrial debt of less than 5 billion euros, Fiat can now focus on its manufacturing infrastructure, distribution networks, and product offerings, with the support of its main shareholder, which in recent weeks chose to maintain and strengthen its commitment to the Group.
In particular, Fiat Auto drastically reduced its losses, while introducing a host of new models that have been very well received by customers. As part of its aggressive program to renew its product range, Fiat is planning on launching 20 new models and restyling an additional 23. Between 2005 and 2008, Fiat will invest 10 billion euros to support this plan, including 4 billion euros in R&D.
So as to further strengthen the Automobile Sector, Fiat continued to seek strategic alliances with major partners. Fiat recently signed two memoranda of understanding, with Ford and with the Indian group Tata Motors Ltd, to study collaboration opportunities. The talks with Ford are aimed at assessing the feasibility of jointly developing two new vehicles in the small car segment (the future Fiat 500 and the successor to the Ford Ka), while the agreement with Tata would focus on broader cooperation in the automotive arena, including development, manufacturing, components, purchasing and distribution.
In October, Fiat signed a letter of intent with Suzuki Motor Corporation (SMC) to study the feasibility of licensed manufacture of the new Euro 5-compliant 2.0 JTD Multijet diesel engine, developed by Fiat Powertrain Technologies. Production of the new engine will start in Italy in 2008, and pursuant to the letter of intent, manufacturing in Asia could commence in 2010, with a targeted volume of approximately 100,000 units.
These agreements represent further steps in the alliance strategy implemented with PSA Peugeot Citroën and Tofas for the joint development and production of a light commercial vehicle, and with Suzuki to develop and manufacture an SUV that will debut in conjunction with the Turin Winter Olympics in the first quarter of 2006.
Based on the promising results achieved to date, Fiat Auto can confirm its 2005 target of reducing its trading loss to approximately 1.5% of revenues.
The other Sectors are proceeding with their own profit improvement plans, and charges have been booked in the third quarter to reflect the acceleration of their restructuring activities.
The Fiat Group can therefore be cautiously optimistic about its future and confirms its 2005 targets.

OPERATING PERFORMANCE OF THE GROUP

1.1 - 9.30 2005	1.1 - 9.30 2004	(in millions of euros)	3rd quarter 2005	3rd quarter 2004
33,404	33,419	Net revenues	10,597	10,386
639	175	Trading profit	232	(30)
1,854	3	Operating result	409	(122)
2,070	(696)	Result before taxes	1,036	(301)
1,336	(1,018)	Net result before minority interest	826	(380)

Starting January 1, 2005, reporting of Group activities was redefined as follows:
-
Fiat Powertrain Technologies (consolidated on a line by line basis effective May 2005 following the termination of the Master Agreement with General Motors), Maserati and Ferrari were included into the Automobiles business area;

-	CNH and Iveco continued to be represented as separate entities;
-	Magneti Marelli, Teksid and Comau comprise the Components and Production Systems business area;
-	all remaining activities are grouped together under Other Businesses.

Fiat Group’s operating performance in the third quarter of 2005

Net revenues

	3rd quarter
(in millions of euros)	2005	2004	% change
Automobiles (Fiat Auto, Maserati, Ferrari and Fiat Powertrain Technologies)	4,882	4,635	5.3
Agricultural and Construction Equipment (CNH)	2,456	2,457	-
Commercial Vehicles (Iveco)	2,055	2,023	1.6
Components and Production Systems (Magneti Marelli, Teksid, Comau)	1,597	1,528	4.5
Other Businesses (Services, Publishing, Holding companies and Other companies)	392	517	-24.2
Eliminations	(785)	(774)	-
Total for the Group	10,597	10,386	2.0

Net revenues of the Group totaled 10,597 million euros in the third quarter of 2005, up 2% with respect to the same period of 2004 thanks to growth in the Automobiles, Components and Production Systems business areas and at Iveco, against stable results at CNH and decreases in the Other Businesses.
Net revenues of the Automobiles business area totaled 4,882 million euros, up 5.3% with respect to the third quarter of 2004 (+2.4% net of Fiat Powertrain Technologies, included in May 2005). Fiat Auto had revenues of 4,341 million euros, in line (+0.6%) with the third quarter of 2004. Improved product mix and the positive foreign exchange impact effectively offset lower volumes. Maserati increased revenues by 37.3% and Ferrari by 18%, while the powertrain operations posted sales of 137 million euros to third parties in the third quarter of 2005 (670 million euros including sales to Fiat Auto).
In the third quarter of 2005 CNH revenues totaled 2,456 million euros, virtually unchanged from the third quarter 2004 level. The increase in construction equipment sales on the American markets was offset by lower sales for agricultural equipment.
Iveco had revenues of 2,055 million euros, up 1.6% with respect to the third quarter of 2004, due to higher sales volumes.
The Components and Production Systems business area had total revenues of 1,597 million euros in the third quarter of 2005. The 4.5% increase with respect to the corresponding period of 2004 stemmed from the higher revenues of Teksid (+17.2%) and Magneti Marelli (+5.7%), against a reduction at Comau (-4.1%).

Trading profit

	3rd quarter
(in millions of euros)	2005	2004	Change
Automobiles (Fiat Auto, Maserati, Ferrari and Fiat Powertrain Technologies)	(44)	(265)	221
Agricultural and Construction Equipment (CNH)	133	112	21
Commercial Vehicles (Iveco)	102	74	28
Components and Production Systems (Magneti Marelli, Teksid, Comau)	77	56	21
Other Businesses (Services, Publishing, Holding companies and Other companies) and Eliminations	(36)	(7)	-29
Total for the Group	232	(30)	262

Trading profit was 232 million euros in the third quarter of 2005, as compared to a trading loss of 30 million euros in the same period of 2004. The significant improvement is due to the sharp reduction in loss at the Automobiles business area, combined with the positive performance of CNH, Iveco, and the Components and Production Systems business area. The Other Businesses reported higher losses of 29 million euros.

Operating result
Operating income was 409 million euros in the third quarter of 2005, compared with the loss of 122 million euros in the third quarter of 2004. The performance (+531 million euros) reflects the 262 million euros improvement in trading profit, an 841 million euros increase in net gains on sales of equity investments, partially absorbed by both higher restructuring costs of 328 million euros and other unusual expenses of 244 million euros.
Net gains on sales of equity investments totaled 881 million euros in the third quarter, of which 878 million euros from the sale to EDF of the interest held in Italenergia Bis. In the third quarter of 2004, such gains totaled 40 million euros, due to the sale of the Midas activities (30 million euros) and Edison warrants (12 million euros).
Restructuring costs totaled 420 million euros in the third quarter of 2005 (92 million euros in the third quarter of 2004) and chiefly refer to the rationalization of governance costs and restructuring of a number of foreign entities throughout most of the Group Sectors. More in detail, the most significant amounts refer to Fiat Auto for 121 million euros, Iveco for 96 million euros, CNH for 77 million euros, Comau for 43 million euros, and Business Solutions for 20 million euros.
In the third quarter of 2005, Other unusual income (expenses) show net charges of 284 million euros (charges of 40 million euros in the third quarter of 2004) and included: charges of 121 million euros related to the reorganization and rationalization of Group suppliers; charges for 141 million euros associated with platform rationalization and product relocation (Fiat Auto) together with 22 million euros one-off charges related to prior years business disposals.

Net result
In the third quarter of 2005, Net financial expenses totaled 212 million euros, against net expenses of 223 million euros in the same period of 2004. This decrease is the result of lower net debt of Group industrial companies and a better borrowing mix, despite higher cost of funding due to the rise in interest rates (especially in the dollar zone). Financial expenses include the interest cost component on pensions and other employee benefits plans, totaling 31 million euros in third quarter of 2005 (33 million euros in the third quarter of 2004).
A 858 million euros Unusual financial income was booked in the third quarter of 2005, related to the capital increase of September 20, 2005 following conversion of the Mandatory Convertible Loan. The income represents the difference between the subscription price of the shares and their stock market price at the date of subscription (see the Notes to the Interim Consolidated Financial Statements at September 30, 2005 for additional details).
The Equity investment loss totaled 19 million euros in the third quarter, worse 63 million euros than in the third quarter of 2004, of which 38 million euros due to costs and risks connected with an equity investment in China. The difference is mainly due to Italenergia Bis (sold) and Fiat-GM Powertrain (consolidated on a line by line basis) that were accounted for under the equity method in 2004.
Result before taxes increased from the loss of 301 million euros in the third quarter of 2004 to the income of 1,036 million euros in the third quarter of 2005. The improvement, which totaled 1,337 million euros, stemmed from the 531 million euros increase in operating income, lower net financial expenses (11 million euros) and the above unusual financial income of 858 million euros, against lower income from equity investments (-63 million euros).
Income taxes totaled 210 million euros in the third quarter of 2005 and included: 22 million euros for IRAP, 95 million euros for current and deferred tax liabilities, mainly for the foreign companies, and 93 million euros for income taxes of previous fiscal years. The income taxes for the third quarter of 2004 totaled 79 million euros, of which 36 million euros for IRAP, and the remaining part mainly attributable to companies outside Italy.
Net income before minority interest totaled 826 million euros in the third quarter of 2005, against a loss of 380 million euros in the same period of 2004.
Group interest in net income was 818 million euros in the third quarter of 2005, against a loss of 404 million euros in the same period of 2004.

Fiat Group’s operating performance in the first nine months of 2005

Net revenues

		1.1 - 9.30
(in millions of euros)	2005	2004	% change
Automobiles (Fiat Auto, Maserati, Ferrari and Fiat Powertrain Technologies)	15,491	15,354	0.9
Agricultural and Construction Equipment (CNH)	7,628	7,622	0.1
Commercial Vehicles (Iveco)	6,722	6,527	3.0
Components and Production Systems (Magneti Marelli, Teksid, Comau)	4,783	4,741	0.9
Other Businesses (Services, Publishing, Holding companies and Other companies)	1,179	1,518	-22.3
Eliminations	(2,399)	(2,343)	-
Total for the Group	33,404	33,419	-

The Group had Net revenues of 33,404 million euros in the first nine months of 2005, in line with those of the same period of 2004.
The Automobiles business area had net revenues of 15,491 million euros in the first nine months of 2005. The slight increase with respect to the same period of 2004 is attributable to the revenues of Ferrari (+7.1%), Maserati (+61.4%), and the consolidation of the powertrain operations which, starting in May 2005, posted revenues of 255 million euros from third parties (1,153 million euros including sales to Fiat Auto). Fiat Auto reported a decrease of 2.3% due to lower sales volumes.
CNH posted revenues of 7,628 million euros in the first nine months of 2005, in line with the same period of the previous year.
Iveco had revenues of 6,722 million euros in the first nine months of 2005, an increase of 3% due to higher sales volumes.
The Components and Production Systems business area, with revenues of 4,783 million euros, reported a slight increase deriving from the positive performance of Teksid (+13.5%) and Magneti Marelli (+2.5%), which was partly offset by the decrease at Comau (-10.1%).

Trading profit

	1.1 - 9.30
(in millions of euros)	2005	2004	Change
Automobiles (Fiat Auto, Maserati, Ferrari and Fiat Powertrain Technologies)	(269)	(690)	421
Agricultural and Construction Equipment (CNH)	538	478	60
Commercial Vehicles (Iveco)	277	223	54
Components and Production Systems (Magneti Marelli, Teksid, Comau)	156	163	-7
Other Businesses (Services, Publishing, Holding companies and Other companies) and Eliminations	(63)	1	-64
Total for the Group	639	175	464

Trading profit improved significantly, increasing from 175 million euros in the first nine months of 2004 to 639 million euros in the same period of 2005 (+464 million euros). Growth was mainly driven by the reduction in the loss of the Automobiles business area, combined with the positive performance of CNH and Iveco. Other Businesses reported a decrease of 64 million euros.

Operating result
Operating income totaled 1,854 million euros in the first nine months of 2005, compared with 3 million euros in the same period of 2004. This performance reflects the improvement in trading profit (+464 million euros), higher gains on sales of equity investments, which increased by 770 million euros, and the increase of 906 million euros in other unusual income (expenses). These positive effects were partly offset by higher restructuring costs of 289 million euros.
Net gains on sales of equity investments, totaling 901 million euros, include the gain (878 million euros) reported in the third quarter for the sale of the equity investment in Italenergia Bis and the gain of 23 million euros realized upon sale of Palazzo Grassi S.p.A. In the first nine months of 2004, this item (131 million euros) mainly consisted of the gain on the sale of Fiat Engineering S.p.A. (81 million euros), the Midas activities (30 million euros), and Edison warrants (12 million euros).
Restructuring costs totaled 502 million euros. In addition to the costs of 420 million euros reported for the third quarter (as disclosed above), 82 million euros were reported in the first half, mainly by Fiat Auto for restructuring of the Fiat-GM Powertrain operations (joint-venture unwound at the beginning of May), and launch of the new restructuring plans for the central organizations of the Sector.
The Other unusual income (expenses) totaled 816 million euros in the first nine months of 2005 (expenses of 90 million euros during the same period of 2004) and include the following: gain from the termination of the Master Agreement with General Motors of 1,134 million euros (net of accessory costs); gain of 117 million euros realized upon final sale of the real estate that had been subject to securitization in 1998; expenses of 187 million euros related to the reorganization and rationalization of both Group suppliers (started in 2004) and Fiat Auto dealers; Fiat Auto expenses of 141 million euros associated with platforms rationalization and product relocation, 71 million euros in expenses for the indemnity recognized to Global Value for the unwinding of the joint-venture with IBM; one-off charges related to prior years business disposals, totaling 30 million euros.

Net result
In the first nine months of 2005, Net financial expenses totaled 648 million euros, against 843 million euros for the first nine months of 2004. Moreover, in 2004 the unwinding of the equity swap agreement on General Motors shares resulted in a net loss of approximately 150 million euros in accordance with IFRS. Excluding this component, the improvement stemmed from lower net debt of the Group’s industrial companies and a better borrowings mix, despite higher cost of funding due to the increase in interest rates (especially in the dollar zone).
Financial expenses include the interest cost component of pension plans and other employee benefits, totaling 93 million euros in the first nine months of 2005 (95 million euros in the same period of the previous year).
As previously disclosed for the third quarter of 2005, Unusual financial income of 858 million euros was posted, resulting from the capital increase on September 20, 2005 with simultaneous conversion of the Mandatory Convertible Loan.
Equity investment income totaled 6 million euros in the first nine months of 2005, 138 million euros lower than in the third quarter of 2004, mainly due to costs and risks connected with equity investments in China totaling 73 million euros and Italenergia Bis (sold) and Fiat-GM Powertrain (consolidated on a line by line basis) that were accounted for under the equity method in 2004.
Income before taxes was 2,070 million euros in the first nine months of 2005, against a loss of 696 million euros in the same period of 2004. The improvement totals 2,766 million euros and is attributable for 1,851 million euros to the increase in operating income, 858 million euros to unusual financial income recorded in 2005, and 195 million euros to lower net financial expenses, against lower equity investment income (-138 million euros).
Income taxes for the first nine months of 2005 totaled 734 million euros and include 277 million euros for the reversal of deferred tax assets reported at December 31, 2004 by Fiat S.p.A. in connection with the income resulting from the termination of the Master Agreement with General Motors. The remaining amount includes: 77 million euros for IRAP, 287 million euros for current and deferred tax charge, primarily attributable to companies outside Italy, and 93 million euros in income taxes for previous years. In the first nine months of 2004, income taxes totaled 322 million euros, of which 103 million euros for IRAP.
Net income before minority interest totaled 1,336 million euros in the first nine months of 2005, against a loss of 1,018 million euros in the same period of 2004.
Group interest in net income totaled 1,293 million euros in the first nine months of 2005, against a loss of 1,084 million euros in the same period of 2004.

OPERATING PERFORMANCE BY BUSINESS AREA

Automobiles

Net revenues
1.1 - 9.30				3rdquarter
2005	2004	% change	(in millions of euros)	2005	2004	% change
13,971	14,297	-2.3	Fiat Auto	4,341	4,313	0.6
410	254	61.4	Maserati	114	83	37.3
907	847	7.1	Ferrari	302	256	18.0
1,153	-	-	Fiat Powertrain Technologies	670	-	-
(950)	(44)	-	Eliminations	(545)	(17)	-
15,491	15,354	0.9	Total	4,882	4,635	5.3

Trading profit
1.1 - 9.30				3rd quarter
2005	2004	Change	(in millions of euros)	2005	2004	Change
(302)	(666)	364	Fiat Auto	(85)	(282)	197
(63)	(71)	8	Maserati	(10)	(13)	3
74	47	27	Ferrari	42	30	12
22	-	22	Fiat Powertrain Technologies	9	-	9
(269)	(690)	421	Total	(44)	(265)	221

Fiat Auto

Fiat Auto had revenues of 4,341 million euros in the third quarter of 2005, a slight increase (+0.6%) from the 4,313 million euros reported in the third quarter of 2004. The positive foreign exchange impact in Brazil and Poland and improved product mix effectively offset lower volumes.
In Western Europe, the automobile market grew by 2.2% in the third quarter of 2005 with respect to the same period in 2004. In Italy demand grew by 4.8%. A positive performance was recorded in all the continental markets, including France (+2.4%), Germany (+5.5%) and Spain (+2.4%). The only exception was Great Britain where demand fell by 4%. Outside Western Europe, the Polish market continued to fall recording a 12.9% decrease with respect to the corresponding period of 2004. The Brazilian market, instead, continued to expand with an 8% increase in the demand for automobiles with respect to the corresponding period of 2004.
During the third quarter of 2005, deliveries by Fiat Auto totaled approximately 378,700 units, down 5.9% with respect to the third quarter of 2004. In Western Europe, 224,700 units were delivered, down 13.4%. Notwithstanding a market that was substantially recovering with respect to the same period of last year, deliveries for the quarter decreased mainly due to the expected launch of new models, the Fiat Grande Punto and the Alfa 159, which were introduced at the end of the third quarter. Sales were down in the principal countries of Europe, with decreases of 6.1% in Italy, 26.6% in Germany and 46.3 % in Great Britain. Sales in Spain were in line with those recorded in the third quarter of 2004. France was the only exception among the main European countries, where deliveries increased by 5.8%. In the quarter, Fiat Auto market share in Italy was at 27.7% with respect to a 28% market share in the corresponding period of 2004, while the market share in Europe stood at 6.1% (-0.8 percentage points).
The unfavorable trend of the Polish market negatively impacted deliveries of Fiat Auto, which decreased by 38.2%. In Brazil, taking advantage of the positive performance of the market, Fiat Auto was able to increase its sales by 10.4%; its market share also grew by 0.3 percentage points to 24.8%.
In the third quarter of 2005 Fiat Auto had a trading loss of 85 million euros, representing a sharp improvement from the loss of 282 million euros reported in the corresponding period of 2004.
The result benefited from a reduction in governance and product costs, the streamlining of research and developments activities, the preference for more profitable sales channels and a more favorable product mix that more than offset the effects of lower sales volumes in Europe.
In the first nine months of 2005 Fiat Auto reported revenues of 13,971 million euros, a decrease of 2.3% from the 14,297 million euros of the first nine months of 2004. In the first nine months of 2005 a total of 1,230,300 units were delivered, for an overall decrease of 7.6% with respect to the corresponding period of 2004. The lower sales volumes recorded in Western Europe (-13.0%), with decreases in main countries with the sole exception of France, and in Poland (-52.4%) were partially mitigated by the increase in volumes recorded in Brazil (+12.4%).
The trading loss recorded in the first nine months of 2005 (-302 million euros) was more than halved with respect to the loss of 666 million euros of the first nine months of 2004.
The improvement is essentially attributable to the same factors described for the third quarter.

Maserati
The Sector reported revenues of 114 million euros in the third quarter of 2005, reflecting a strong increase (+37.3%) with respect to the third quarter of 2004. The improvement stemmed from the increase in volumes thanks to the success of the Quattroporte model and sales of the special MC12 highway model.
Sales to the dealer network during the quarter totaled 1,154 units, with an increase of 13% with respect to the 1,020 units of the same period of 2004.
Maserati posted a trading loss of 10 million euros in the third quarter of 2005. The improvement with respect to the loss of 13 million euros of the third quarter of 2004 was due to growth in volumes and the more favorable sales mix, partially offset by the negative foreign exchange effect.
The Sector reported revenues of 410 million euros in the first nine months of 2005, reflecting a strong increase (+61.4%) with respect to the corresponding period of 2004. The improvement stemmed from higher sales of the models indicated above for the quarter. Sales to the dealer network during the first nine months of 2005 totaled 4,293 units, with an increase of 42% compared with the same period of 2004.
The Sector posted a trading loss of 63 million euros in the first nine months of 2005. The reasons for the improvement from the loss recorded in the corresponding period of 2004 (-71 million euros) are the same indicated for the third quarter.

Ferrari
Ferrari had revenues of 302 million euros in the quarter, an 18% increase with respect to the third quarter of 2004 mainly thanks to the success of the new F430.
In the period a total of 1,341 units were delivered to end customers with an increase of 28% from the third quarter of 2004. This increase testifies to the fact that the current model line-up is being appreciated.
Deliveries to the dealer network reached 1,206 units, a 28% increase from the 941 units delivered in the corresponding period of 2004.
Ferrari closed the third quarter of 2005 with a trading profit of 42 million euros, an increase from the 30 million euros recorded in the same period last year. This increase is mainly attributable to an increase in sales volumes and efficiency gains which were partially offset by the negative foreign exchange effect.
In the first nine months of 2005 Ferrari reported revenues of 907 million euros, a 7.1% increase from the same period of 2004. Deliveries to the dealer network reached 3,829 units, a 9% increase over the same period in 2004.
In the first nine months of the year, Ferrari posted a trading profit of 74 million euros, an increase over the 47 million euros of the same period of 2004, attributable to the same factors described for the third quarter.

Fiat Powertrain Technologies
The Sector includes the operations which came back under Fiat control in May 2005 after the termination of the Master Agreement with General Motors. Revenues amounted to 670 million euros in the third quarter of 2005, mostly related to sales to Fiat Auto, while 137 million euros represent sales to third parties.
Fiat Powertrain Technologies posted a trading profit of 9 million euros in the third quarter of 2005.
From the beginning of May 2005 the Sector reported aggregate revenues of 1,153 million euros, 255 million euros of which from third parties. In the same period Fiat Powertrain Technologies posted a trading profit of 22 million euros.

Agricultural and Construction Equipment

1.1 - 9.30			3rd quarter
2005	2004	(in millions of euros)	2005	2004
7,628	7,622	Net revenues	2,456	2,457
0.1%		% change	-
538	478	Trading profit	133	112
60		Change	21

In the third quarter of 2005 CNH reported revenues of 2,456 million euros, in line with the third quarter of 2004. Higher sales of construction equipment, in particular in the Americas, and higher prices offset lower volumes in the agricultural equipment segment in the principal markets.
In the third quarter of 2005, the global agricultural equipment market was substantially flat with respect to the same period of 2004. In North America, there was a decrease of 3% due to the downturn in demand for low powered tractors notwithstanding increased demand for high powered tractors and combines. In Latin America, the market performed poorly and demand contracted for all the principal products. In Western Europe the market contracted for tractors but expanded for combines. Sales of agricultural equipment by CNH were negatively impacted by the softness of the principal markets. Sales volumes decreased in Western Europe, due to lower sales of tractors, and were practically halved in Latin America. In North America, tractor sales declined while combine sales increased. A positive performance was recorded in the rest of the world, thanks to an increase in tractor sales and notwithstanding lower sales of combines.
In the third quarter of 2005, the global construction equipment market expanded by 13% with respect to the third quarter of 2004. Demand for light-range equipment rose sharply in every principal geographical area, except for certain product lines in Western Europe. Demand for heavy-range equipment was very strong in the Americas and rest of world markets but was virtually flat in Western Europe. Sales volumes in the Sector increased with respect to the third quarter of 2004 thanks to extremely buoyant sales in North America, in particular for heavy-range equipment, in Latin America and in the rest of the world. In Western Europe there was a contraction in sales of heavy-range equipment as well as of certain product lines of light-range equipment.
CNH closed the third quarter of 2005 with a trading profit of 133 million euros, an improvement with respect to the profit of 112 million euros reported in the third quarter of 2004. Increased sales of construction equipment, better sales prices, efficiency gains and the improved profitability of financial services more than offset higher raw material prices and lower volumes in the agricultural equipment segment.

In the first nine months of 2005 CNH reported revenues of 7,628 million euros, in line with the first nine months of 2004, also on a comparable exchange rate basis, as the increase in sales of construction equipment in the Americas and in the rest of the world and the higher prices offset the decrease in volumes of agricultural equipment in the main geographical areas.
CNH closed the first nine months of 2005 with a trading profit of 538 million euros, up from the profit of 478 million euros in the first nine months of 2004. In addition to the improvement factors already mentioned for the quarter, starting from 2005 the Sector benefited from a reduction in current health care costs in North America on an ongoing basis, by which an 83 million euros reversal of previously accrued reserves was accounted for in the first half.

 Commercial Vehicles

1.1 - 9.30			3rd quarter
2005	2004	(in millions of euros)	2005	2004
6,722	6,527	Net revenues	2,055	2,023
3.0%		% change	1.6%
277	223	Trading profit	102	74
54		Change	28

Iveco closed the third quarter of 2005 with revenues of 2,055 million euros, posting a 1.6% increase (+3.2% for industrial activities stand alone) with respect to the same period of 2004. The increase in revenues was the result of higher sales volumes.
Volumes reflect vehicles billed, while, under the new IFRS, only rental revenues can be reported for vehicles sold with a buy back commitment, with the rent being equal to the difference between the sale price and the buy back price, as allocated over the term of the contract. Consequently, sales volumes might not correlate immediately with revenue volumes.
In the third quarter of 2005, the commercial vehicles market in Western Europe (curb weight > 2.8 tons) showed a positive trend, increasing by 3.7% with respect to the third quarter of 2004. The growth affected all market segments, with particularly high growth rates in the heavy vehicles market (+9.2%). Demand grew in all the main European countries, with particularly favorable trends in France and Spain. The only exception was Italy, where the market remained stable as the higher demand for light vehicles was set off by the unfavorable trend for medium and heavy vehicles.
In the third quarter of 2005, Iveco delivered a total of 37,600 vehicles, approximately 3,600 of which with buy back commitments, up 4.5% from the same period of 2004. In Western Europe 27,700 vehicles were sold, down 2.2% due in part to a selective pricing policy and the particular favorable performance during the first half of the year. At the single country level, decreases were recorded in France (-6.9%), Germany (-9.7%) and Great Britain (-8.7%), partly set off by positive performances in Italy (+2.2%) and Spain (+3.9%). Overall, the increase in sales at the Commercial Vehicles Sector were determined by higher sales in Latin America (+28.6%) and Eastern Europe.
In Western Europe, Iveco had a market share of 11%, slightly down (-0.2 percentage points) compared to the third quarter of 2004, due to a decrease in the market shares of the medium vehicle segment and, to a lesser extent, in the light vehicle segment. Market share in the heavy vehicle segment remained stable.
During the third quarter of 2005, Iveco manufactured 96,800 engines, an increase of 3% compared with the same period a year ago, for an overall value of 533 million euros (+4.4%). 56% of this amount refers to engines for the Sector vehicles.
In the third quarter of 2005, Iveco had a trading profit of 102 million euros, an improvement of 28 million euros with respect to the third quarter of 2004. The positive contribution from the increase in volumes, higher sales prices and efficiency gains was partly absorbed by increased raw material prices and a less favorable market mix. The powertrain operations had a trading profit of 15 million euros in the third quarter of 2005, compared with the 16 million euros posted in the third quarter of 2004.

During the first nine months of 2005, Iveco revenues amounted to 6,722 million euros, up 3% with respect to the corresponding period of 2004. This increase reflects mainly higher volumes delivered (125,100 vehicles, +8.6% compared with the first nine months of 2004) with the contribution of the main product lines, except for buses. During the first nine months of 2005, Iveco produced 325,600 engines, up 0.6% from the same period of 2004, for an overall sale amount of 1,891 million euros (+9%), 58% of which destined to the Sector vehicles.
Trading profit in the first nine months of 2005 totaled 277 million euros, an improvement of 54 million euros compared with the corresponding period of 2004 on account of the drivers described above. During the period, the powertrain operations showed a trading profit of 60 million euros, compared with 63 million euros during the first nine months of 2004.

Components and Production Systems

Net revenues
1.1 - 9.30				3rd quarter
2005	2004	% change	(in millions of euros)	2005	2004	% change
2,919	2,847	2.5	Components (Magneti Marelli)	923	873	5.7
773	681	13.5	Metallurgical Products (Teksid)	252	215	17.2
1,091	1,213	-10.1	Production Systems (Comau)	422	440	-4.1
4,783	4,741	0.9	Total	1,597	1,528	4.5

Trading profit
1.1 - 9.30				3rd quarter
2005	2004	Change	(in millions of euros)	2005	2004	Change
113	118	-5	Components (Magneti Marelli)	38	36	2
33	35	-2	Metallurgical Products (Teksid)	14	10	4
10	10	-	Production Systems (Comau)	25	10	15
156	163	-7	Total	77	56	21

Magneti Marelli
With revenues of 923 million euros, Magneti Marelli reported an increase of 5.7% in the third quarter of 2005 with respect to the same period of 2004, partly as a result of the consolidation of the Mako operations effective January 1, 2005. On a comparable scope of consolidation and at the same exchange rates, revenues increased approximately by 2%. The positive performance in Brazil and Poland offset the reduction in volumes recorded especially in Italy. Among the various Business Units, a particularly marked improvement was reported by the Lighting Business Unit following the launch of new products. The powertrain operations reported revenues of 182 million euros in the third quarter of 2005, an increase of approximately 8% compared to the third quarter of 2004. The geographical area with the highest increase in revenues was Brazil.
During the third quarter of 2005, Magneti Marelli had a trading profit of 38 million euros, substantially in line with the result of the corresponding period in 2004 (36 million euros) on a comparable scope of consolidation. The unfavorable trend in raw material prices and the consequently negative price/cost ratio was offset by the efficiencies gains realized. The powertrain operations had a trading profit of 8 million euros in the third quarter of 2005, a decrease compared with the 13 million euros recorded in the previous year. The decrease was mainly due to the negative trend in the sales mix, partly offset by cost reductions due to the restructuring plans launched during the course of the fiscal year.

During the first nine months of 2005, Magneti Marelli had revenues for 2,919 million euros, up 2.5% compared with the corresponding period in 2004. On a comparable scope of consolidation and at same exchange rates, revenues were slightly down (-0.5%); the decrease in volumes, mainly in Italy, was offset by the favorable performance in Brazil, Poland and the continuing growth in telematics. The Powertrain operations recorded revenues of 578 million euros in the first nine months, a decrease of 2% compared with the corresponding period in 2004.
Magneti Marelli reported a trading profit of 113 million euros in the first nine months of 2005, down from the 118 million euros of the corresponding period of 2004. On a comparable basis, the decrease was 10 million euros and stemmed from the reasons mentioned for the quarter. Powertrain operations recorded a trading profit of 18 million euros with respect to 41 million euros in the first nine months of 2004, as a result of the negative trend in volumes and the sales mix.

Teksid
The Sector closed the third quarter of 2005 with revenues of 252 million euros, up 17.2% with respect to the same period of the previous year. This improvement is the result of higher volumes, the recovery through sales prices of higher raw material costs and the positive foreign exchange effect. The Cast Iron Activity reported higher volumes (+2.9%) due to an increase in sales especially in Brazil. The Magnesium Activity also reported an increase in volumes (+2.3) after a negative performance in the first half of the year.
Teksid closed the third quarter of 2005 with a trading profit of 14 million euros. This result includes the positive effect (approximately 5 million euros) of sundry income. Net of this item, the result would be substantially in line with the profit (10 million euros) posted in the third quarter of 2004.

Teksid’s revenues for the first nine months of 2005 were 773 million euros, a 13.5% increase over the same period of 2004, thanks to the positive performance of the Cast Iron Activity (+3.8%), the favorable foreign exchange impact and the recovery through sales prices of higher raw material costs. The Magnesium Activity recorded a contraction in volumes (-8.8%) due to a slowdown in the reference market, in particular SUVs in North America.
For the January-September 2005 period, the Sector recorded a trading profit of 33 million euros (35 million euros in the first nine months of 2004). The slight decrease essentially stems from a decrease in sundry income that was posted in the same period of 2004.

Comau
Comau reported revenues of 422 million euros in the third quarter of 2005, down 4.1% with respect to the third quarter of 2004. This decrease is connected to the transfer to the Iveco, Magneti Marelli, and CNH Sectors of its service activities in Europe. Excluding the effects of the changes in the scope of operations, revenues increased by 10% thanks to the good performance of the Bodywork and Maintenance Activities.
Comau reported a trading profit of 25 million euros in the third quarter of 2005, an improvement from the 10 million euros reported in the same period last year. The change stems in particular from the North American activities where efficiency gains were realized representing the positive effects of restructuring plans started in the first half.

For the first nine months of 2005, Comau reported revenues of 1,091 million euros, down 10.1% from the same period of 2004. The decrease was mainly due to the abovementioned changes in the scope of operations. On a comparable basis, revenues would be slightly higher (+1.1%). At the end of September 2005, the backlog was equal to 965 million euros, down 11% from the 1,088 million euros at the end of 2004 on a comparable basis. The contraction is connected to the postponement by automotive manufacturers of their capital expenditure plans.
During the first nine months of 2005, the Sector posted a trading profit of 10 million euros, in line with the trading profit of the same period of 2004. On a comparable basis the improvement was equal to 4 million euros, mainly attributable to a reduction in costs at the subsidiaries in North America.

Other Businesses

Net revenues
1.1 - 9.30				3rd quarter
2005	2004	% change	(in millions of euros)	2005	2004	% change
559	754	-25.9	Services (Business Solutions)	206	246	-16.3
286	302	-5.3	Publishing and Communications (Itedi)	83	81	2.5
334	462	-27.7	Holding companies and Other companies	103	190	-45.8
1,179	1,518	-22.3	Total	392	517	-24.2

Trading profit
1.1 - 9.30				3rd quarter
2005	2004	Change	(in millions of euros)	2005	2004	Change
21	29	-8	Services (Business Solutions)	13	9	4
9	8	1	Publishing and Communications (Itedi)	(3)	(2)	-1
(93)	(36)	-57	Holding companies and Other companies	(46)	(14)	-32
(63)	1	-64	Total	(36)	(7)	-29

Business Solutions
In the third quarter of 2005, Business Solutions reported revenues of 206 million euros, a decrease of 16.3% from the third quarter of 2004 that was partly due to the change in the scope of consolidation (principally the sale of the WorkNet temporary employment agency). On a comparable basis, revenues decreased by approximately 8% due to lower volumes of activity in the Administration area connected with the redefinition of services provided to Group companies.
Business Solutions closed the third quarter of 2005 with a trading profit of 13 million euros, against profit of 9 million euros in the third quarter of 2004. This positive result is mainly attributable to efficiency actions realized.
In the first nine months of 2005, Business Solutions reported revenues of 559 million euros, a decrease of 25.9% from the same period of 2004 that was partly due to the change in the scope of consolidation. On a comparable basis, revenues decreased by approximately 13% due to lower volumes of activity in the Administration area.
Business Solutions reduced its trading profit from 29 million euros in the January-September period of 2004 to 21 million euros in the first nine months of 2005, mainly due to the negative impact of lower activity levels in the Administration area.

Itedi
Itedi had revenues of 83 million euros during the third quarter of 2005, up 2.5% from the third quarter of 2004. The increase is attributable to higher advertising revenues, partially set off by lower revenues from daily newspaper sales.
The Sector closed the third quarter of 2005 (a traditionally negative period for the advertising market due to seasonal factors) with a trading loss of 3 million euros, against a loss of 2 million euros in the same period in 2004. The change is mainly attributable to costs incurred for a major prize competition in the period and lower newspaper sales revenues.
In the January-September period, Itedi had revenues of 286 million euros. The 5.3% decrease from the first nine months of 2004 was caused by lower advertising revenues due to the termination of an important concession agreement (June 2004), lower newspaper sales revenues, and to a more accurate selection of promotional initiatives.
Itedi had a trading profit of 9 million euros in the first nine months of 2005, a slight increase with respect to the trading profit of 8 million euros in the first nine months of 2004. The improved margins of the brand extension activities, the government grants on paper use and cost cutting measures largely offset the negative impact of lower revenues.

Holding companies, other companies and eliminations
Holding companies, other companies and eliminations closed the third quarter of 2005 with a trading loss of 46 million euros. The change from the trading loss of 14 million euros reported in the third quarter of 2004 is due to lower volumes of activity of the High Speed Railway (“Treno Alta Velocità” - TAV) contract and the different mix of services rendered by these companies to the Group Sectors. The figure also reflects elimination of the higher infragroup margins not yet realized from third parties.
Similar reasons accounted for the trading loss of 93 million euros posted in the first nine months of 2005, against a loss of 36 million euros in the same period in 2004.

CONSOLIDATED STATEMENT OF CASH FLOWS
The consolidated statement of cash flows is reported in the “Interim Consolidated Financial Statements and Notes at September 30, 2005”. A condensed version thereof as well as comments are provided below.

(in millions of euros)			1.1 - 9.30.2005	1.1 - 9.30.2004
A)	Cash and cash equivalents at period-start		5,767	6,845
B)	Cash flows provided by (used in) operating activities		1,251	(409)
C)	Cash flows provided by (used in) investment activities		1,318	778
D)	Cash flows provided by (used in) financing activities	(1)	(3,166)	(2,591)
	Currency translation differences		299	47
E)	Total change in cash and cash equivalents		(298)	(2,175)
F)	Cash and cash equivalents at period-end		5,469	4,670
(1) Net of the repayment of the Mandatory Convertible facility of 3 billion euros and of the debt of approximately 1.8 billion euros connected with the Italenergia Bis operation, as neither of these gave rise to cash flows.

The cash generated by operating activities during the first nine months of 2005 totaled 1,251 million euros.
The income flow, or in other words net income plus depreciation, amortization, and changes in reserves and items relating to sales with buy-back commitments, net of “Gains/losses and other non-monetary items” (including the gain realized upon sale of the equity investment in Italenergia Bis for 878 million euros and the unusual financial income of 858 million euros deriving from the capital increase serving the Convertible Facility), totaled 2,432 million euros. This flow was partially offset by the increase in working capital, which, on a comparable consolidation and exchange rate basis, absorbed a total of 1,205 million euros in cash. The cash flows provided by operating activities of the period included collection of approximately 1.1 billion euros, corresponding to the gain resulting from the termination of the Master Agreement with General Motors.
Investment activities provided liquidity for a total of 1,318 million euros. Net of the increase in current securities (108 million euros), which mainly represent a temporary investment of funds, investment activities generated a total of 1,426 million euros. Reimbursement of financings previously extended by the Group centralized cash management to the financial services companies sold by Iveco resulted in a cash-in of approximately 2 billion euros, while unwinding of the joint ventures with GM contributed approximately 500 million euros. These amounts are included under the item “Other changes” which totaled 2,452 million euros. The reduction in “Receivables from financing activities,” which refers in part to the collection of financial receivables and in part to the decrease in loans made to Fiat Auto network and suppliers, generated a positive flow of 522 million euros.
Investments in tangible assets (including vehicles for long-term leasing operations) and intangible assets totaled 1,732 million euros.
Financing activities absorbed a total of 3,166 million euros, mainly due to the repayment of bonds on maturity for approximately 1.6 billion euros, the repayment of other loans and, for the remainder, to the reduction of asset-backed financing.

BALANCE SHEET OF THE FIAT GROUP AT SEPTEMBER 30, 2005
In the first nine months of 2005, Non-current assets decreased by 475 million euros. The increases in “Intangible assets” (+311 million euros), mainly due to the Euro/dollar translation impact on CNH goodwill, and in “Property, plant and equipment” (+1,300 million euros), largely attributable to the consolidation of the powertrain operations in Fiat Auto following unwinding of the joint ventures with General Motors, were offset by the decrease (-1,726 million euros) in “Equity investments and other fixed assets”. The aforementioned unwinding of the joint ventures (approximately 1.2 billion euros in carrying value at December 31, 2004) and the sale of the equity investment in Italenergia Bis (carrying value of 856 million euros) at the beginning of September drive the reduction in equity investments. Finally, deferred tax assets are down by 319 million euros.
Working capital increased in the first nine months by 1,312 million euros. In order to facilitate reading of the balance sheet items comprising it and analysis of the changes that have occurred, working capital is shown net of the items connected with sales of vehicles subject to buy-back commitments.

(in millions of euros)	At 09.30.2005	At 12.31.2004	Change
Inventories	7,454	6,486	968
Trade receivables	4,759	5,491	(732)
Trade payables	(10,451)	(11,697)	1,246
Other receivables/(Payables), Accruals and deferrals	(890)	(720)	(170)
Working capital	872	(440)	1,312
(1)”Inventories are shown net of the value of vehicles sold with buy-back commitments by Fiat Auto.
(2)”Other Payables”, included in the balance of “Other receivables/(Payables), Accruals and deferrals”, are shown net of payables to customers corresponding to the buy-back price upon expiration of the related contracts, together with the amount of the fees paid in advance by the customers for vehicles sold with buy-back commitments, equal upon signing of those contracts to the difference between the sales price and the buy-back price to be allocated over the term of the entire agreement.

Inventories grew by 968 million euros attribuable to the combination of foreign currency translation differences (mainly appreciation of the dollar against the euro), the consolidation of powertrain operations in Fiat Auto, in addition to the seasonal increase experienced in the first half by Iveco and CNH and still unreversed, and higher unbilled contract works in Production Systems Sector as a consequence of stiffer competition on the reference market.
This increase was only partly offset by the decrease reported by Fiat Auto.
Trade payables decreased by 1,246 million euros mainly as a result of lower production activity, particularly at Fiat Auto and Iveco, following the summer shutdown in August.
The 732 million euros decrease in trade receivables stems mainly from the seasonal trend of Fiat Auto and the sales of receivables made by Magneti Marelli during the third quarter of 2005.

At September 30, 2005 “Receivables from financing activities” stood at 15,912 million euros and showed a decrease of 1,586 million euros with respect to December 31, 2004. This result would amount to approximately 500 million euros if considered net of:
▪
a decrease of approximately 2.4 billion euros due to the deconsolidation of certain Iveco financial services companies, which were sold in the first half of 2005 following the creation of the Iveco Finance Holdings joint-venture with Barclays, and

▪	the positive effect of foreign currency translation differences amounting to approximately 1.3 billion euros (mainly relating to CNH activities).
The actual reduction is attributable in part to the collection of financial receivables and in part to the decrease in loans made to Fiat Auto network and suppliers. These decreases were only partially set off by the seasonal increase posted at CNH during the first half of 2005, which has not yet been re-absorbed.
At September 30, 2005, receivables falling due after that date that had been sold without recourse (in compliance with IAS 39 de-recognition requirements) totaled 2,153 million euros (1,623 million euros at December 31, 2004).

(in millions of euros)	Notes	At 09.30.2005	At 12.31.2004
Debt		(25,465)	(32,191)
- Asset-backed financing		(9,660)	(10,174)
- Other debt		(15,805)	(22,017)
Other financial liabilities	(1)	(196)	(203)
Other financial assets	(1)	583	851
Current securities		504	353
Cash and cash equivalents		5,469	5,767
Net debt		(19,105)	(25,423)
Industrial Activities		(4,658)	(9,447)
Financial Services		(14,447)	(15,976)
(1) It includes the positive and negative fair value of derivative financial instruments.

At September 30, 2005 consolidated net debt totaled 19,105 million euros, for a decrease of 6,318 million euros with respect to the 25,423 million euros at December 31, 2004. During the third quarter of 2005, net debt decreased by 4,619 million euros, 3 billion euros of which due to reimbursement of the Mandatory Convertible Facility. Furthermore, upon conclusion of the Italenergia Bis transaction, through sale to EDF of the 24.6% shareholding owned by the Fiat Group, the financing of 1,147 million euros extended by Citigroup and a restricted pool of banks was reimbursed. Additionally, the payable of approximately 600 million euros recorded in respect of the bank shareholders of Italenergia Bis that purchased 14% of the shares of Italenergia Bis from Fiat in 2002 was written back (see the “Interim Consolidated Financial Statements and Notes at September 30, 2005” for further information on this transaction).
In the first six months of 2005, Group net debt decreased by 1,699 million euros due to the collection from General Motors of 1.56 billion euros (partially reduced by the effect of the consolidation of powertrain activities) and the reimbursement of approximately 2 billion euros in financing that had previously been extended by central cash management to the financial services companies sold by Iveco to Barclays. Such proceeds were only partially offset by funds required by the seasonal increase in working capital and by foreign currencies translation differences.

Cash position (cash, cash equivalents and current securities), which totaled 5,973 million euros at the end of the quarter, decreased by 147 million euros with respect to December 31, 2004.
The “Cash and cash equivalents” include approximately 1,160 million euros at September 30, 2005 (approximately 600 million euros at December 31, 2004) that are specifically allocated to service the debt for securitization structures posted mainly under “Asset-backed financing.”

PERSONNEL
At September 30, 2005, the Group had 174,183 employees, a slight increase (+200) over the 174,016 employees at June 30, 2005 and 13,600 more than the 160,549 employees at December 31, 2004.
The increase with respect to December 31, 2004 is due to changes in the scope of consolidation. The consolidation of activities that had previously been transferred to the Fiat-GM Powertrain joint-venture, the consolidation of Mako by Magneti Marelli and the sale of WorkNet largely account for this increase.

OPERATING AND FINANCIAL PERFORMANCE BY ACTIVITY SEGMENT

The following analyses of the consolidated income statement and balance sheet show separately consolidated data of the Group's Industrial and Financial Activities (which include the retail financing, leasing, and rental companies of Fiat Auto, CNH and Iveco).

Principles of analysis

The classification between Industrial Activities and Financial Services was realized by defining specific sub-consolidated financial statements according to the normal business performed by each Group Company.
The equity investments held by companies belonging to an activity segment in companies included in another segment were accounted for using the equity method.
To avoid misrepresentation of the net result, the effect of this accounting is posted under the income statement item “Result of intersegment equity investments.”
The holding companies (Fiat S.p.A., IHF-Internazionale Holding Fiat S.A., Fiat Partecipazioni S.p.A., Fiat Netherlands Holding N.V.) were classified under Industrial Activities.
The sub-consolidated financial statements of the Industrial Activities also include companies that operate centralized cash management activities, i.e. raise financial resources on the market and finance Group companies, without providing financial services support to third parties.

During the third quarter of 2005 certain trading costs have been classified by some Sectors as “Other income (expenses)” and by others as “Cost of sales” or “Selling, general and administrative costs”. For standardizing purposes, these costs are now consistently classified and the financial information published for the first half of 2005 and the comparative data for 2004 have been reclassified. This reclassification has no impact on Trading Profit.

Operating Performance by Activity Segment
3rd quarter figures	3rd quarter 2005			3rd quarter 2004

(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	10,597	10,279	506	10,386	9,997	524
Cost of sales	8,997	8,822	363	8,969	8,692	412
Selling, general and administrative costs	1,049	985	64	1,084	1,011	73
Research and development	326	326	-	344	344	-
Other income (expenses)	7	4	3	(19)	(9)	(10)
Trading profit	232	150	82	(30)	(59)	29
Gain (loss) on the disposal of equity investments	881	881	-	40	40	-
Restructuring costs	420	420	-	92	92	-
Other unusual income (expenses)	(284)	(284)	-	(40)	(40)	-
Operating result	409	327	82	(122)	(151)	29
Financial income (expenses)	(212)	(212)	-	(223)	(223)	-
Unusual financial income	858	858	-	-	-	-
Result of equity investments (*)	(19)	(21)	2	44	25	19
Result before taxes	1,036	952	84	(301)	(349)	48
Income taxes	210	186	24	79	60	19
Net result	826	766	60	(380)	(409)	29
Result of intersegment investments	-	59	-	-	29	-
Net result before minority interest	826	825	60	(380)	(380)	29

(*) This item includes investment income as well as writedowns and upward adjustments in non-intersegment equity investments valued using the equity method.

1.1 - 9.30 figures	1.1 - 9.30.2005			1.1 - 9.30.2004

(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	33,404	32,538	1,498	33,419	32,205	1,603
Cost of sales	28,526	28,088	1,070	28,686	27,859	1,216
Selling, general and administrative costs	3,316	3,117	199	3,392	3,184	208
Research and development	1,007	1,007	-	1,035	1,035	-
Other income (expenses)	84	84	-	(131)	(121)	(10)
Trading profit	639	410	229	175	6	169
Gain (loss) on the disposal of equity investments	901	901	-	131	131	-
Restructuring costs	502	502	-	213	212	1
Other unusual income (expenses)	816	816	-	(90)	(90)	-
Operating result	1,854	1,625	229	3	(165)	168
Financial income (expenses)	(648)	(648)	-	(843)	(843)	-
Unusual financial income	858	858	-	-	-	-
Result of equity investments (*)	6	(22)	28	144	101	43
Result before taxes	2,070	1,813	257	(696)	(907)	211
Income taxes	734	660	74	322	256	66
Net result	1,336	1,153	183	(1,018)	(1,163)	145
Result of intersegment investments	-	182	-	-	145	-
Net result before minority interest	1,336	1,335	183	(1,018)	(1,018)	145

(*) This item includes investment income as well as writedowns and upward adjustments in non-intersegment equity investments valued using the equity method.

Industrial Activities

In the third quarter of 2005, net revenues of Industrial Activities totaled 10,279 million euros, for an increase of 2.8% with respect to the same period of the previous year, following growth at the Automobiles business area, Iveco, and the Components and Production Systems business area.
In the first nine months of 2005, net revenues totaled 32,538 million euros, slightly higher (+1%) than the 32,205 million euros in the first nine months of 2004.
The trading profit of Industrial Activities in the third quarter of 2005 totaled 150 million euros, against a loss of 59 million euros in the third quarter of 2004. The improvement is mainly attributable to the reduction in the loss of Fiat Auto, as well as the improvement at Iveco and the Components and Production Systems business area.
The trading profit for the first nine months of 2005 was 410 million euros, compared with 6 million euros in the same period of 2004.
The operating result of Industrial Activities improved from an operating loss of 151 million euros in the third quarter of 2004 to operating income of 327 million euros in the third quarter of 2005, thanks to the improvement in trading profit and the significant contribution of Net gains from disposal of equity investments, which included the gain on the sale to EDF of the equity investment in Italenergia Bis (878 million euros euro). These positive changes were set off by higher restructuring costs and higher other unusual expenses.
The operating result improved from an operating loss of 165 million euros in the first nine months of 2004 to operating income of 1,625 million euros in the first nine months of 2005, for the reasons illustrated hereinabove, in addition to the 1,134 million euros reported as unusual income in the first half, deriving from termination of the Master Agreement with General Motors.

Financial Services

Revenues
1.1 - 9.30				3rd quarter
2005	2004	% change	(in millions of euros)	2005	2004	% change
475	562	-15.5	Fiat Auto	164	191	-14.1
622	529	17.6	Agricultural and Construction Equipment (CNH)	228	180	26.7
351	462	-24.0	Commercial Vehicles (Iveco)	94	137	-31.4
50	50	-	Holding companies and Other companies	20	16	25.0
1,498	1,603	-6.6	Total	506	524	-3.4

Trading profit
1.1 - 9.30				3rdquarter
2005	2004	Change	(in millions of euros)	2005	2004	Change
41	24	17	Fiat Auto	18	(5)	23
167	132	35	Agricultural and Construction Equipment (CNH)	61	36	25
12	7	5	Commercial Vehicles (Iveco)	-	1	-1
9	6	3	Holding companies and Other companies	3	(3)	6
229	169	60	Total	82	29	53

In the third quarter of 2005, net revenues of Financial Services totaled 506 million euros, 3.4% less than in the same period of 2004. Increased levels of activity in the Agricultural and Construction Equipment Sector only partially offset the decrease reported by Iveco, stemming primarily from sales of activities connected with the Barclays transaction, and by Fiat Auto, due to lower levels of activity and the sale of financial activities in Great Britain carried out at the end of 2004.
In the first nine months of 2005, net revenues totaled 1,498 million euros, down 6.6% from the same period of 2004, for the reasons given above.
The trading profit of Financial Services was 82 million euros, compared with a profit of 29 million euros in the third quarter of 2004. The increase, totaling 53 million euros, is attributable to the improvement both at Fiat Auto and CNH. The latter posted a trading profit of 61 million euros which reflected the improvement in the portfolio quality.
The trading profit in the first nine months of 2005 was 229 million euros, up from the 169 million euros in the same period of 2004.
Income before taxes in the third quarter of 2005, equal to 84 million euros, increased with respect to the 48 million euros of the third quarter of 2004, reflecting the improvement in trading profit.
Income before taxes in the first nine months of 2005 totaled 257 million euros, up from the 211 million euros of the corresponding period of 2004.

Balance Sheet by Activity Segment
	At 9.30.2005			At 12.31.2004

(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated		Industrial Activities	Financial Services
Intangible assets	5,889	5,773	116	5,578		5,468	110
- Goodwill	2,419	2,317	102	2,157		2,067	90
- Other intangible fixed assets	3,470	3,456	14	3,421		3,401	20
Property, plant and equipment	10,737	10,690	47	9,437	(1)	9,391	46
Investment property	31	31	-	46		46	-
Investment and other financial assets	2,299	3,986	776	4,025		5,834	565
Leased products	714	4	710	740		7	733
Deferred tax assets	2,083	1,983	100	2,402		2,286	117
Total Non-Current Assets	21,753	22,467	1,749	22,228		23,032	1,571
Inventories	8,159	8,058	101	7,257	(1)	7,168	89
Trade receivables	4,759	4,721	250	5,491		5,517	445
Receivables from financing activities	15,912	5,292	15,746	17,498		7,474	17,418
Other financial assets	583	560	23	851		814	26
Current equity investments	38	38	-	33		33	-
Other receivables	3,027	2,910	134	2,734		2,673	216
Assets held for sale	7	7	-	15		11	4
Current securities	504	213	291	353		239	189
Cash and cash equivalents	5,469	4,052	1,417	5,767		4,893	873
Total Current Assets	38,458	25,851	17,962	39,999		28,822	19,260
Accrued income and prepaid expenses	325	301	24	295		257	39
TOTAL ASSETS	60,536	48,619	19,735	62,522		52,111	20,870
Total Assets adjusted for asset-backed financing transactions	50,876	47,446	11,115	52,348		49,489	12,956
Stockholders’ equity	9,277	9,275	2,382	4,928		4,928	2,173
Provisions	8,448	8,237	211	7,290		7,117	173
- Employee benefits	3,861	3,838	23	3,682		3,656	26
- Other provisions	4,587	4,399	188	3,608		3,461	147
Debt	25,465	14,219	16,458	32,191		22,039	17,808
- Asset-backed financing	9,660	1,173	8,620	10,174		2,622	7,914
- Other debt	15,805	13,046	7,838	22,017		19,417	9,894
Other financial liabilities	196	188	8	203		177	27
Trade payables	10,451	10,499	185	11,697		12,010	220
Other liabilities	4,691	4,332	352	4,561		4,352	303
Deferred tax liabilities	494	461	33	522		481	40
Accrued expenses and deferred income	1,514	1,408	106	1,130		1,007	126
TOTAL EQUITY AND LIABILITIES	60,536	48,619	19,735	62,522		52,111	20,870
Total Equity and Liabilities adjusted for asset-backed financing transactions	50,876	47,446	11,115	52,348		49,489	12,956

(1) The item “Property, plant and equipment” and the item “Inventories” were impacted by the restatements entailed by the change in procedures for accounting of sales with buy-back commitments, as described in the section “Significant Accounting Policies” in the Notes of this Quarterly Report. In particular, 416 million euros were reclassified from the item “Property, plant and equipment” to “Inventories” with respect to the figures published in the first quarter 2005 report for December 31, 2004.

Net Debt by Activity Segment
		At 9.30.2005			At 12.31.2004

(in millions of euros)	Notes	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt		(25,465)	(14,219)	(16,458)	(32,191)	(22,039)	(17,808)
- Asset-backed financing		(9,660)	(1,173)	(8,620)	(10,174)	(2,622)	(7,914)
- Other debt		(15,805)	(13,046)	(7,838)	(22,017)	(19,417)	(9,894)
Intersegment financial receivables		-	4,924	288	-	6,823	771
Financial payables net of intersegment		(25,465)	(9,295)	(16,170)	(32,191)	(15,216)	(17,037)
Other financial assets	(1)	583	560	23	851	814	26
Other financial liabilities	(1)	(196)	(188)	(8)	(203)	(177)	(27)
Current securities		504	213	291	353	239	189
Cash and cash equivalents		5,469	4,052	1,417	5,767	4,893	873
Net debt		(19,105)	(4,658)	(14,447)	(25,423)	(9,447)	(15,976)
(1) It includes the positive and negative fair value of derivative financial instruments.

“Financial payables” under Industrial Activities partly include funds raised by the centralized treasury and transferred to financial services companies in support of their activity (represented under the item “Intersegment financial receivables”).
“Intersegment financial receivables” under the financial services companies represent loans or advances to industrial companies, mainly relating to the sales of receivables from industrial to financial companies.
The “Cash and cash equivalents” of financial services companies include approximately 1,160 million euros at September 30, 2005 (approximately 600 million euros at December 31, 2004) that are specifically allocated to service the debt for securitization structures posted mainly under “Asset-backed financing.”
The net debt of the financial services companies at September 30, 2005 was 1,529 million euros lower than at December 31, 2004. The contraction occurred to a great extent in the first half of 2005 (-1,415 million euros), mainly in consequence of the sale of Iveco financial services companies within the framework of the Barclays transaction, partly set off by the effect of foreign currency translation differences.
The net debt of Industrial Activities decreased by 4,789 million euros in the first nine months of 2005. During the third quarter the decrease was equal to 4,505 million euros, mainly attributable to the repayment of the Convertible facility (3 billion euros) and of financial payables connected with the Italenergia Bis transaction (1.8 billion euros). During the first half of 2005, net debt decreased by 284 million euros, mainly as a result of the collection of 1.56 billion euros from General Motors (partially reduced by the effect of the consolidation of powertrain activities), which was largely offset by the increase in working capital.

Statement of Cash Flows by Activity Segment
				1.1 - 9.30.2005

(in millions of euros)				Consolidated	Industrial Activities	Financial Services
A)	Cash and cash equivalents at period-start			5,767	4,893	873
B)	Cash flows provided by (used in) operating activities:
	Net result before minority interest			1,336	1,335	183
	Amortization and depreciation (net of vehicles sold with buy-back commitments)			1,880	1,727	153
	Gain/loss and other non monetary items		(1)	(1,604)	(1,776)	(11)
	Dividends received			24	96	-
	Change in provisions			632	621	4
	Change in deferred income taxes			392	372	21
	Change in items due to buy-back commitments		(2)	(204)	(219)	-
	Change in working capital			(1,205)	(1,226)	24
	Total			1,251	930	374
C)	Cash flows provided by (used in) investment activities:
	Investments in:
	-	Tangible and intangible assets (net of vehicles sold with buy-back commitments)		(1,732)	(1,444)	(288)
	-	Equity investments		(30)	(115)	-
	Proceeds from the sale of fixed assets			214	191	24
	Net change in receivables from financing activities			522	433	89
	Change in current securities			(108)	(19)	(85)
	Other changes			2,452	1,915	564
	Total			1,318	961	304
D)	Cash flows provided by (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(3)	(3,148)	(2,861)	(301)
	Increase in capital stock		(3)	9	9	88
	Dividends paid			(27)	(27)	(73)
	Total			(3,166)	(2,879)	(286)
	Translation exchange differences			299	147	152
E)	Total change in cash and cash equivalents			(298)	(841)	544
F)	Cash and cash equivalents at period-end			5,469	4,052	1,417
(1)
This includes, amongst other items, the unusual financial income of 858 million euros arising from the extinguishment of the Mandatory Convertible facility and the gain of 878 million euros realized on the sale of the investment in Italenergia Bis.

(2)
The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment, net of the amount already included in the result, are included in operating activities for the period, in a single item which includes the change in working capital, investments, depreciation, gains and losses and proceeds from sales, at the end of the contract term, relating to assets included in “Property, plant and equipment”.

(3)
Net of the repayment of the Mandatory Convertible facility of 3 billion euros and of the debt of approximately 1.8 billion euros connected with the Italenergia Bis operation, as neither of these gave rise to cash flows.

Industrial Activities
In the first nine months of 2005, Industrial Activities absorbed cash and cash equivalents totaling 841 million euros, and in particular:
▪
operating activities generated 930 million euros: positive cash flow (net income plus amortization and depreciation), net of “Gain/loss and other non-monetary items” considering the change in reserves, deferred taxes and items relating to management of sales with buy-back commitments was positive for 2,060 million euros. This flow more than offset the borrowing requirements resulting from the increase in working capital;

▪
investment activities generated a total of 961 million euros, in consequence of reimbursement of the financial payables of Iveco financial services companies that were sold and the cash resulting from the unwinding of the joint ventures with GM (included under “Other changes”), in addition to collection of financial receivables. These resources more than set off the investments in property, plant and equipment and intangible fixed assets during the period (1,444 million euros) and the increase in financing of Group financial services companies included under “Other changes”;

▪
financing activities absorbed 2,879 million euros, largely in consequence of the reimbursement of matured bonds (approximately 1.6 billion euros) and other payables, in addition to the reduction in asset-backed financing.

Financial Services
Cash and cash equivalents increased from 873 million euros at December 31, 2004 to 1,417 million euros at September 30, 2005.
During the period, the Financial Services companies generated cash and cash equivalents of 544 million euros, as follows:
▪	operating activities generated 374 million euros in cash as a result of cash flow (net income plus amortization and depreciation);
▪
investment activities generated 304 million euros in cash, mainly resulting from financing received by the Group (included under the item “Other changes”) and the reduction of the portfolio (89 million euros) to cover investments (288 million euros), which were largely connected with vehicles to be used in long-term leasing operations, and temporary investments of funds.

▪	the cash generated by operating activities and investment activities was partially used to reduce financial payables to third parties.

Fiat Group	Interim Consolidated Financial Statements and Notes at September 30, 2005

Consolidated Income Statement
	(Note)	3rd Quarter 2005	3rd Quarter 2004	1/1-9/30/2005	1/1-9/30/2004
Net revenues	(1)	10,597	10,386	33,404	33,419
Cost of sales	(2)	8,997	8,969	28,526	28,686
Selling, general and administrative costs	(3)	1,049	1,084	3,316	3,392
Research and development costs	(4)	326	344	1,007	1,035
Other income (expenses)	(5)	7	(19)	84	(131)
Trading profit		232	(30)	639	175
Gains (losses) on the disposal of equity investments	(6)	881	40	901	131
Restructuring costs	(7)	420	92	502	213
Other unusual income (expenses)	(8)	(284)	(40)	816	(90)
Operating result		409	(122)	1,854	3
Financial income (expenses)	(9)	(212)	(223)	(648)	(843)
Unusual financial income	(9)	858	-	858	-
Result of equity investments	(10)	(19)	44	6	144
Result before taxes		1,036	(301)	2,070	(696)
Income taxes	(11)	210	79	734	322
Result of continued operations		826	(380)	1,336	(1,018)
Result of discontinued operations		0	-	-	-
Net result before minority interest		826	(380)	1,336	(1,018)
Minority interest		8	24	43	66
Group interest in net result		818	(404)	1,293	(1,084)

Consolidated Balance Sheet
(in millions of euros)
	Note	September 30, 2005	December 31, 2004
ASSETS
Intangible assets	(13)	5,889	5,578
Property, plant and equipment	(14)	10,737	(1) 9,437
Investment property		31	46
Investments and other financial assets	(15)	2,299	4,025
Leased assets	(16)	714	740
Deferred tax assets	(11)	2,083	2,402
Non-current assets		21,753	22,228
Inventories	(17)	8,159	(1) 7,257
Trade receivables	(18)	4,759	5,491
Receivables from financing activities	(18)	15,912	17,498
Other financial assets	(21)	583	851
Current equity investments		38	33
Other receivables	(18)	3,027	2,734
Assets held for sale		7	15
Current securities	(19)	504	353
Cash and cash equivalents	(20)	5,469	5,767
Current assets		38,458	39,999
Accrued income and prepaid expenses		325	295
TOTAL ASSETS		60,536	62,522
Total assets adjusted for asset-backed financing transactions		50,876	52,348
STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity	(22)	9,277	4,928
- Stockholders' equity of the Group		8,608	4,304
- Minority interest		669	624
Provisions	(23)	8,448	7,290
- Employee benefits		3,861	3,682
- Other provisions		4,587	3,608
Debt	(24)	25,465	32,191
- Asset-backed financing		9,660	10,174
- Other debt		15,805	22,017
Other financial liabilities	(21)	196	203
Trade payables	(25)	10,451	11,697
Other liabilities	(26)	4,691	4,561
Deferred tax liabilities	(11)	494	522
Accrued expenses and deferred income		1,514	1,130
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		60,536	62,522
Total liabilities adjusted for asset-backed financing transactions		50,876	52,348
(1) The items “Property, plant and equipment” and “Inventories” reflect the reclassifications made necessary as a result of the change in the manner in which sales with a buy-back commitment are accounted for, as described in the paragraph “Significant accounting policies”. In particular, an amount of 416 million euros has been reclassified at December 31, 2004 in this respect from “Property, plant and equipment” to “Inventories”, compared to the data published together with the report for the first quarter of 2005.

Consolidated Statement of Cash Flows

			1/1-9/30/2005	1/1-9/30/2004
A)	Cash and cash equivalents at period-start		5,767	6,845
B)	Cash flows provided by (used in) operating activities during the period:
	Net result before minority interest		1,336	(1,018)
	Amortization and depreciation (net of vehicles sold under buy-back commitments)		1,880	1,643
	Gain/loss and other non monetary items	(1)	(1,604)	(301)
	Dividends received		24	11
	Change in provisions		632	(71)
	Change in deferred income taxes		392	89
	Change in items due to buy-back commitments	(2)	(204)	(87)
	Change in working capital		(1,205)	(675)
	Total		1,251	(409)
C)	Cash flows provided by (used in) investment activities:
	Investments in:
	Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(1.732)	(1,620)
	Equity investments		(30)	(175)
	Proceeds from the sale of fixed assets		214	330
	Net change in receivables from financing activities		522	1,921
	Change in current securities		(108)	72
	Other changes		2,452	250
	Total		1,318	778
D)	Cash flows provided by (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities	(3)	(3,148)	(2,594)
	Increase in capital stock	(3)	9	13
	Dividends paid		(27)	(10)
	Total		(3,166)	(2,591)
	Translation exchange differences		299	47
E)	Total change in cash and cash equivalents		(298)	(2,175)
F)	Cash and cash equivalents at period-end		5,469	4,670

(1) This includes, amongst other items, the unusual financial income of 858 million euros arising from the extinguishment of the Mandatory Convertible facility and the gain of 878 million euros realized on the sale of the investment in Italenergia Bis.

(2) The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment, net of the amount already included in the result, are included in operating activities for the period, in a single item which includes the change in working capital, investments, depreciation, gains and losses and proceeds from sales, at the end of the contract term, relating to assets included in “Property, plant and equipment”.

(3) Net of the repayment of the Mandatory Convertible facility of 3 billion euros and of the debt of approximately 1.8 billion euros connected with the Italenergia Bis operation, as neither of these gave rise to cash flows.

Statement of Changes in Stockholders’ Equity of the Group

(in millions of euros)	Capital stock	Retained earnings, reserves, net income/(loss) for the period and cumulative translation adjustments	Total
Balance at January 1, 2004	4,918	992	5,910
Change in cash flow hedge reserve		(17)	(17)
Change in available-for-sale financial instruments reserve		29	29
Foreign exchange translation adjustments and other minor changes		177	177
Net Income (Loss)		(1,084)	(1,084)
Balance at September 30, 2004	4,918	97	5,015
(in millions of euros)	Capital stock	Retained earnings, reserves, net income/(loss) for the period and cumulative translation adjustments	Total
Balance at December 31, 2004	4,918	(614)	4,304
Change in cash flow hedge reserve		(41)	(41)
Change in available-for-sale financial instruments reserve		72	72
Capital Increase from mandatory convertible facility extinguishment	1,459	682	2,141
Foreign exchange translation adjustments and other minor differences		839	839
Net Income (Loss)		1,293	1,293
Balance at September 30, 2005	6,377	2,231	8,608

Notes to the Consolidated Financial Statements

SIGNIFICANT ACCOUNTING POLICIES

The Report on Operations for the third quarter of 2005 and the Consolidated Financial Statements for the nine months ended September 30, 2005 have been prepared in accordance with Consob Regulation No. 11971 of May 14, 1999, as amended by Consob Resolution No. 14990 of April 14, 2005.

Accounting policies

Following the coming into force of European Regulation No. 1606 dated 19 July 2002, starting from January 1, 2005, the Fiat Group adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) endorsed by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”). Accordingly, this report has been prepared in accordance with IAS 34 - Interim Financial Reporting.

Reconciliations between profit or loss and equity under previous GAAP (Italian GAAP) to profit or loss and equity under IFRS for the periods shown as comparatives, as required by IFRS 1 - First-time Adoption of IFRS, together with related explanatory notes, are included in the Appendix to First Quarter Report on Operations, with reference to profit or loss and financial statements as of December 31, 2004; in the Appendix to the this report with reference to the third quarter 2004 profit or loss for the third quarter 2004 and for the nine months ended September 30, 2004, and to equity as of September 30, 2004.

Except for a specific matter subsequently described, the accounting policies applied in the financial statements are consistent with those adopted in preparing the IFRS opening consolidated balance sheet at January 1, 2004, as well the consolidated financial statements at December 31, 2004, as restated in accordance with IFRS and published in the First Quarter Report. These accounting policies are described in the Appendix to that Quarterly Report to which reference should be made.

The aforementioned specific matter refers to the accounting of vehicles sales with a buy-back commitment. In particular, vehicles sold with a buy-back commitment are now accounted for as Inventories when relating to the Automobile business (agreements with normally a short-term buy-back commitment) and as Property, Plant and Equipment (agreements with normally a long-term buy-back commitment) when relating to the Commercial Vehicles business. Previously the vehicles where accounted for as Inventory or Property, Plant and Equipment on the basis of the term of the buy-back commitment (less or more than twelve months, respectively). This change in accounting treatment has no effect on the net result or stockholders’ equity. The comparative data for prior periods have been reclassified accordingly.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

Moreover, these valuation procedures, in particular those of a more complex nature such as any loss in value of fixed assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment of any loss in value is necessary.

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year. Income taxes are recognized based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.

It has been noted during the third quarter of 2005 that certain trading costs have been classified by some Sectors as “Other income (expenses)” and by others as “Cost of sales” or “Selling, general and administrative costs”. In order to achieve a better presentation, more consistent between the various Sectors, these costs are now recorded in the same manner by all Sectors, and the financial information published for the first half of 2005 and the comparative data for 2004 have been reclassified. This reclassification has no effect on Trading Profit.

Basis of consolidation

Changes in the scope of consolidation that took place during the first nine months of 2005 with respect to the annual consolidated financial statements at December 31, 2004 are as follows:
▪
In the first quarter of 2005, Magneti Marelli increased its equity investment in the automotive light manufacturer Mako Elektrik Sanayi Ve Ticaret A.S., thus acquiring control from the Turkish group Koç. As a result, the company, previously accounted for using the equity method, is now consolidated on a line-by-line basis.

▪	In the first quarter of 2005, 65% of the investment in the temporary employment agency WorkNet was sold.
▪
On June 1, 2005, Iveco sold to Barclays Asset and Sales Finance a 51% stake in Iveco Finance Holdings Ltd, a company comprising certain financial services companies of Iveco operating in France, Germany, Italy, Switzerland and the United Kingdom. As of that date, Iveco Finance Holdings was deconsolidated and accounted for using the equity method.

▪
The operations that had previously been transferred to the Fiat-GM Powertrain joint venture were consolidated in Fiat Powertrain Technologies (Automobiles Business Area) as of May 2005. Fiat re-acquired full control of these operations upon termination of the Master Agreement with General Motors, with the sole exception of the Polish operations that continue to be jointly managed with General Motors. The Powertrain businesses of Iveco, Magneti Marelli and CRF (Fiat Research Center) and Elasis will subsequently be transferred to Fiat Powertrain Technologies. Significant data regarding these businesses are included in the comments of the respective Sectors they currently belong to.

These changes in the scope of operations do not have a significant overall impact on the comparability of the data for the two reference periods. Analyses of the individual areas highlight the respective effects, as appropriate.

In April 2005, the ownership of Maserati was transferred from Ferrari S.p.A. to Fiat Partecipazioni S.p.A. Since April 1, 2005, therefore, a new entity has been operational comprising the group of companies producing and selling Maserati cars. To ensure the comparability of the figures, the Maserati business has been retrospectively separated from the Ferrari-Maserati business for all the accounting periods disclosed in this report.

New accounting standards

There are no revised or new standards or interpretations that became effective on January 1, 2005 that had a significant effect on the Group’s financial statements.

In December 2004, the IASB issued an amendment to IAS 19 - Employee Benefits providing entities with the option of recognizing actuarial gains and losses in full in the period in which they occur, outside profit or loss, in a statement of recognized income and expense. The amendment also provides guidance on allocating the cost of a group defined benefit plan to the entities in the group. The amendment is effective for annual periods beginning on or after January 1, 2006. Management is currently evaluating the impact of this amendment, as well as the possibility of early adoption.

In April 2005, the IASB issued an amendment to IAS 39 - Financial Instruments: Recognition and Measurement to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements - provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognized directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss.

In June 2005, the IASB issued the final amendment to IAS 39 - Financial Instruments: Recognition and Measurement to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss (the 'fair value option'). The revisions limit the use of the option to those financial instruments that meet certain conditions. Those conditions are that:

▪	the fair value option designation eliminates or significantly reduces an accounting mismatch;
▪
a group of financial assets, financial liabilities, or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; and

▪	an instrument contains an embedded derivative that meets particular conditions.

These amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2006. Management is currently assessing the impact, if any, that these changes will have.

In August 2005, the IASB issued IFRS 7 - Financial Instruments: Disclosures and a complementary amendment to IAS 1 Presentation of Financial Statements - Capital Disclosures. IFRS 7 requires disclosures about the significance of financial instruments for an entity’s financial position and performance. These disclosures incorporate many of the requirements previously in IAS 32 - Financial Instruments: Disclosure and Presentation. The new IFRS also requires information about the extent to which the entity is exposed to risks arising from financial instruments, and a description of management’s objectives, policies and processes for managing those risks. The amendment to IAS 1 introduces requirements for disclosures about an entity’s capital.

IFRS 7 is effective for annual periods beginning on or after January 1, 2007. Management is currently assessing the impact, if any, that these changes will have.

In August 2005, the IASB issued amended requirements for financial guarantee contracts, in the form of limited amendments to IAS 39 and IFRS 4. The amendments require that issuers of financial guarantee contracts include the resulting liabilities in their balance sheet, measured as follows:

▪	initially at fair value;
▪
subsequently at the higher of (i)  the best estimate of the expenditure required to settle the present obligation at the balance sheet date in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with IAS18 - Revenue.

These amendments are effective for annual periods beginning on or after January 1, 2006. Management is currently assessing the impact, if any, that these changes will have.

OTHER INFORMATION

Other sections of this Report provide information on significant events occurred since the end of the quarter and business outlook.

COMPOSITION AND PRINCIPAL CHANGES

Consolidated Income Statement

1 Net revenues

An analysis of Net revenues (net of intra-Group transactions) by business sector is as follows:

Net revenues by Sector
(in millions of euros)	3rd Quarter 2005	3rd Quarter 2004	1/1-9/30/2005	1/1-9/30/2004
Fiat Auto	4,253	4,272	13,743	14,178
Fiat Powertrain Technologies	137	-	255	-
Ferrari	302	239	843	802
Maserati	114	82	410	251
Agricultural and Construction Equipment	2,440	2,441	7,569	7,575
Commercial Vehicles	1,985	1,950	6,496	6,281
Components	570	582	1,806	1,900
Metallurgical Products	208	191	629	597
Production Systems	365	337	939	934
Services	84	127	252	397
Publishing and Communications	82	80	280	296
Other Companies and Eliminations	57	85	182	208
Total Net revenues by Sector	10,597	10,386	33,404	33,419

2 Cost of sales

Cost of sales comprises the following:
(in millions of euros)	3rd Quarter 2005	3rd Quarter 2004	1/1-9/30/2005	1/1-9/30/2004
Cost of sales attributable to industrial business	8,807	8,771	27,967	28,146
Interest cost and other financial charges from financial services companies	190	198	559	540
Cost of sales	8,997	8,969	28,526	28,686

3 Selling, general and administrative costs

Selling costs amount to 575 million euros and 1,863 million euros in the third quarter of 2005 and in the first nine months of 2005, respectively (574 million euros and 1,831 million euros in the third quarter of 2004 and in the first nine months of 2004, respectively) and comprise mainly marketing, advertising and sales personnel costs.

General and administrative costs amount to 474 million euros and 1,453 million euros in the third quarter of 2005 and in the first nine months of 2005, respectively (510 million euros and 1,561 million euros in the third quarter of 2004 and in the first nine months of 2004, respectively) and comprise mainly expenses for administration which are not attributable to sales, production and research and development functions.

4 Research and development costs

In the third quarter of 2005, research and development costs of 326 million euros (344 million euros in the third quarter of 2004) comprise all research and development costs not recognized as assets amounting to 206 million euros (266 million euros in the third quarter of 2004) and the amortization of capitalized development costs of 120 million euros (78 million euros in the third quarter of 2004). During the period the Group incurred new expenditure for capitalized development costs of 54 million euros.

In the first nine months of 2005, research and development costs of 1,007 million euros (1,035 million euros in the first nine months of 2004) comprise all research and development costs not recognized as assets amounting to 689 million euros (782 million euros in the first nine months of 2004) and the amortization of capitalized development costs of 318 million euros (253 million euros in first nine months of 2004). During the period the Group incurred new expenditure for capitalized development costs of 422 million euros.

5 Other income (expenses)

This item consists of income arising from trading operations which is not attributable to the sale of goods and services, such as income from the sale of licenses and know-how, net of miscellaneous operating costs not ascribable to specific functional areas, such as post retirement benefits (health service costs), indirect taxes and duties, and accruals to miscellaneous provisions. In particular, during the first nine months of 2005, and exactly in first half 2005, the Agricultural and Construction Equipment Sector has benefited from a structural reduction in period welfare costs, which resulted in a positive adjustment of 83 million euros to the amounts previously provided.

6 Gains (losses) on the disposal of equity investments

This item, amounting to 881 million euros in the third quarter of 2005, consists of the net gain of 878 million euros arising from the sale to EDF of the investment held by Fiat in Italenergia BIS. In particular, as a consequence of the notification received from EDF of its intention to withdraw its arbitration claim, Fiat sold its holding of 24.6% of the share capital of Italenergia Bis to EDF on September 9, 2005 at a price of 1,147 million euros. At the same time, the Citigroup loan granted in 2002 for the same amount was reimbursed. On the same date, the banks that had acquired 14% of Italenergia Bis in 2002 ,signing simultaneous agreements for a series of put and call options, sold their stake to EDF. As a result, the possibility that Fiat be required to repurchase the 14% holding has been eliminated (a possibility that led to the derecognition in the IFRS financial statements of the sale of the 14% carried out in 2002 and the recognition of a liability of 600 million euros to the banks who acquired that holding). As a result of these two matters, Group net debt decreased by approximately 1.8 billion euros (see Note 24).

The net gain of 901 million euros for the first nine months of 2005 also includes a gain of 23 million euros on the disposal of Palazzo Grassi S.p.A. which took place in the first half of the year. The gain of 131 million euros for the first nine months of 2004 includes, amongst others, the gains on the following sales: 81 million euros relating to Fiat Engineering S.p.A., 30 million euros relating to the Midas Group and 12 million euros relating to Edison warrants.

7 Restructuring costs

Restructuring costs amount to 420 million euros in the third quarter of 2005 (92 million euros in the third quarter of 2004) and have been incurred mainly by Fiat Auto for 121 million euros, mostly in relation to the restructuring of the Sector’s central organizations and certain foreign operations; by Iveco for 96 million euros, essentially due to a reorganization process of the entire Sector and in particular of its staff structure; by CNH for 77 million euros, regarding the reorganization in progress of its activities and the restructuring of certain of its foreign operations; and by Comau for 43 million euros, Business Solutions for 20 million euros, and other Sectors for minor amounts.

In the first nine months of the year, the Group incurred restructuring costs for a total of 502 million euros, of which 82 million euros were incurred in the first half year; these costs were incurred mainly by Fiat Auto in restructuring the activities of Fiat-GM Powertrain (the joint venture wound up at the beginning of May) and in connection with the start of new programs to restructure the Sector’s central organizations.

8 Other unusual income (expenses)

Other unusual income (expenses) results in net expenses of 284 million euros for the third quarter of 2005 (net expenses of 40 million euros for the third quarter of 2004), made up as follows: costs of 121 million euros relating to the reorganization and rationalization of relations with suppliers; costs of 141 million euros incurred by Fiat Auto, as a consequence of the rationalization process of the platforms and the reallocation of production; costs and indemnities of 22 million euros paid to counterparties to settle contractual guarantees granted on the sale of businesses in previous years.

Other unusual income (expenses) amount to 816 million euros in the first nine months of 2005 (90 million euros in the same period of 2004) comprises the following items in addition to the above-mentioned costs of 284 million euros incurred in the third quarter: the total unusual gain for the settlement of the Master Agreement with General Motors for 1,134 million euros (net of related expenses); a gain of 117 million euros realized from the final disposal of the real estate properties that had been securitized in 1998; additional costs connected with the process of reorganization and streamlining of relationships with Group suppliers, initiated in 2004, and with Fiat Auto dealers, for a total of 66 million euros, 71 million euros for an indemnity to Global Value for unwinding the joint-venture with IBM, and 8 million euros from indemnities paid to counterparties to settle contractual guarantees granted on the sale of businesses in previous years.

9 Financial income (expenses)

In addition to the items included in the specific line of the income statement, Net financial income (expenses) also includes the income from financial services companies included in “Net revenues” for 260 million euros (313 million euros in the third quarter of 2004) and the costs incurred by financial services companies included in “Interest cost and other financial charges from financial services companies” included in “Cost of sales” for 190 million euros (198 million euros in the third quarter of 2004). A reconciliation to the income statement is provided at the foot of each column of the following table.

Financial income
(in millions of euros)	3rd Quarter 2005	3rd Quarter 2004	1/1-9/30/2005	1/1-9/30/2004
Interest earned and other financial income	64	53	225	245
Interest income from customers	260	313	858	978
Gains on disposal of securities	1	-	4	-
Total financial income	325	366	1,087	1,223
of which:
Interest and other financial income, excluding financial services companies	65	53	229	245

Interest and other financial expenses
(in millions of euros)	3rd Quarter 2005	3rd Quarter 2004	1/1-9/30/2005	1/1-9/30/2004
Interest expense and other financial expenses	479	442	1,351	1,408
Writedowns	28	59	91	119
Losses on disposal of securities	-	-	1
Interest costs on employee benefits	31	33	93	95
Total interest and other financial expenses	538	534	1,536	1,622

Net income (expenses) from derivative financial instruments and exchange losses	71	60	100	(6)

of which:
Interest and other financial expenses, excluding financial services companies	277	276	877	1,088

Net financial income (expenses) excluding financial services companies	(212)	(223)	(648)	(843)

Net financial income (expenses) (excluding financial services companies) totaled -212 million euros in the third quarter of 2005, decreasing from -223 million euros in the third quarter of 2004.

Net financial income (expenses) (excluding financial services companies) totaled -648 million euros in the first nine months of 2005, decreasing from -843 million euros in the third quarter of 2004, which included the unwinding of the equity swap agreement on General Motors shares resulting in a net loss of around 150 million euros.

In the first nine months of 2005, the decrease of 120 million euros in interest income from customers arises for 54 million euros from the sale in the fourth quarter of 2004 of the holding in the financial company operating in the United Kingdom, which formed part of the overall sale to Fidis Retail Italia of the European operations of Fiat Auto Holdings, and from the sale to Barclays Asset and Finance of 51% of the interest in Iveco Finance Holding. The remainder of the decrease arises principally from the decrease in loans made to the Fiat Auto network. These operations led to the decrease of 53 million euros in interest income from customers which may be noted when comparing the third quarter of 2005 with the corresponding period of 2004.

The item Unusual financial income consists of income of 858 million euros arising from the increase of share capital on 20 September 2005 and the simultaneous extinguishment of the Mandatory Convertible facility (see Notes 22 and 24). In particular, this income corresponds to the difference between the subscription price of 10.28 euros per share and the market value of 7.337 euros per share at the subscription date, net of accessory costs. This operation led to an increase in capital stock of 1,459 million euros and in other equity reserves of 682 million euros.

10 Result of equity investments

The item includes the Group’s interest in the net income or loss of the companies accounted for using the equity method, the writedowns connected with the loss in value of financial assets and any reinstatement of value, the writedowns of equity investments classified as held for sale, accruals to provisions against equity investments, income and expense arising from the adjustment to fair value of investments in other entities held for trading, and dividend income.

Result of equity investments in the third quarter of 2005 shows a loss of 19 million euros (gain of 44 million euros in the third quarter of 2004) and includes (amounts in millions of euros): Automobile Sector Companies -7 (29 in 2004), various CNH Global N.V. companies 9 (10 in 2004), Commercial Vehicles Sector Companies -34 (-2 in 2004) and other companies 13 (7 in 2004, of which 11 related to Italenergia Bis S.p.a.).

Result of equity investments in the first nine months of 2005 amounts to 6 million euros (144 million euros in the first nine months of 2004) and refers to the following companies (amounts in millions of euros): Automobile Sector companies: 50 (90 in 2004); various CNH Global N.V. companies: 27 (19 in 2004); Commercial Vehicles Sector companies:-60 (2 in 2004) and other companies -11 (33 in 2004, of which 38 related to Italenergia Bis S.p.A.)

11 Income taxes

Income taxes for third quarter and the first nine months consist of the following:

(in millions of euros)		3rd Quarter 2005		3rd Quarter 2004		1/1-9/30/2005		1/1-9/30/2004
Current taxes:
IRAP	22		36		77		103
Other taxes	23		42		122		172
Total current taxes		45		78		199		275
Deferred taxes for the period		72		1		442		47
Taxes relating to prior periods		93		-		93		-
Total Income taxes for the period		210		79		734		322

The increase in the charge for income taxes arises partly due to an improvement in the result and partly due to prior year taxes of 93 million euros.

Deferred taxation of 442 million euros for the first nine months of 2005 (47 million euros for the corresponding period of 2004) includes the utilization of 277 million euros of deferred tax assets recognized in 2004 in connection with the income arising from the termination of the Master Agreement with General Motors.

Net deferred tax assets at September 30, 2005 consist of deferred tax assets, net of deferred tax liabilities that have been offset where permissible by the individual companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

(in millions of euros)	At 9/30/2005	At 12/31/2004	Change
Deferred tax assets	2,083	2,402	(319)
Deferred tax liabilities	(494)	(522)	28
Net deferred tax assets	1,589	1,880	(291)

The reduction in net deferred tax assets is mainly due to the above-mentioned use of 277 million euros in deferred tax assets related to the gain on the termination of the Master Agreement with General Motors.

12 Earnings per share

The computation of earnings per share is based on the following figures:

		3rd Quarter 2005	3rd Quarter 2004	1/1-9/30/2005	1/1-9/30/2004
Net profit (loss)	million euros	818	(404)	1,293	(1,084)

Profit attributable to ordinary and preference shares	million euros	754	(371)	1,189	(996)
Profit attributable to savings shares	million euros	64	(33)	104	(88)

Average number of ordinary and preference shares outstanding	number	947,964,008	899,033,378	915,538,595	899,033,378
Average number of savings shares outstanding	number	79,912,798	79,912,798	79,912,798	79,912,798

Earnings per ordinary and preference share	euros	0.796	(0.412)	1.299	(1.107)
Earnings per savings share	euros	0.796	(0.412)	1.299	(1.107)

Diluted earnings per ordinary and preference share	euros	0.796	(0.412)	1.299	(1.107)
Diluted earnings per savings share	euros	0.796	(0.412)	1.299	(1.107)

In accordance with IAS 33, the dilutive effects of the Mandatory Convertible facility have not been included in the determination of earnings per share for the third quarter of 2004 and for the first nine months of 2004, as there was a net loss in both of these periods.

Consolidated Balance Sheet

13 Intangible assets
(in millions of euros)	Net of amortization 12/31/2004	Additions	Amortization	Foreign exchange effects and other changes	Net of amortization 09/30/2005
Goodwill	2,157	5	-	257	2,419
Development costs	2,489	422	(318)	(64)	2,529
Other	932	97	(164)	76	941
Total Intangible assets	5,578	524	(482)	269	5,889

Goodwill consists principally of net goodwill resulting from the purchase of the Case Group and other companies of the Agricultural and Construction Equipment Sector for 2,006 million euros, the Pico Group and other companies in the Production Systems Sector for 191 million euros, companies in the Components Sector for 36 million euros, the Irisbus Group, other minor items in the Commercial Vehicles Sector for 68 million euros, and companies in the Metallurgical Products Sector for 25 million euros. The 5 million addition is related to the acquisition of control of Mako Elektrik Sanayi Ve Ticaret A.S..

The addition to Other intangible assets of 97 million euros relates mainly to software.

Foreign exchange gains of 355 million euros in the first nine months of 2005 principally reflect changes in the euro/U.S. dollar rate.

14 Property, plant and equipment
(in millions of euros)	Net of depreciation 12/31/2004	Additions	Depreciation	Change in scope of consolidation	Foreign exchange effects	Disposals and other changes	Net of depreciation 9/30/2005
Property, plant and equipment	8,331	929	(1.253)	1.284	409	(88)	9,612
Assets sold with a buy-back commitment	1,106	301	(108)	-	5	(179)	1,125
Total Property plant and equipment	9,437	1.230	(1.361)	1.284	414	(267)	10,737

Additions of 1,230 million euros in the first nine months of 2005 mainly refer to the Automotive Sectors (Auto, Iveco and CNH). The amount of 1,284 million euros shown as Change in scope of consolidation arises mainly from the line-by-line consolidation of the Powertrain activities, previously included in the joint venture with General Motors, Fiat-GM Powertrain; exchange gains of 414 million euros principally reflect changes in the euro/U.S. dollar rate.

15 Investments and other financial assets
(in millions of euros)	At 9/30/2005	At 12/31/2004
Investments	2,076	3,796
Receivables	105	112
Other securities	118	117
Total Investments and other financial assets	2,299	4,025

The table below shows the changes in Investments since December 31, 2004.

Investments
(in millions of euros)	Value at 12/31/2004	Revaluations (writedowns)	Changes in the scope of consolidation	Other changes	Value at 9/30/2005
Investments	3,796	41	(1,070)	(691)	2,076

At September 30, 2005, the item Investments totals 2,076 million euros (3,796 million euros at December 31, 2004) and includes, amongst others, the following investments (in millions of euros): Fidis Retail Italia S.p.A. 420 (390 at December 31, 2004), Tofas Turk Otomobil Fabrikasi A.S. 243 (183 at December 31, 2004), Iveco Finance Holdings Ltd. 129, Sevel S.p.A. 108 (118 at December 31, 2004), Naveco Ltd. 112 (94 at December 31, 2004), Kobelco Construction Machinery Co. Ltd. 105 (99 at December 31, 2004), Rizzoli Corriere della Sera MediaGroup S.p.A. 101 (101 at December 31, 2004), Mediobanca S.p.A. 231 (168 at December 31, 2004).

Changes in the scope of consolidation of -1,070 million euros mainly relate to the consolidation on a line by line basis of Fiat Powertrain B.V. (previously Fiat-GM Powertrain), consolidated under the equity method until December 31, 2004, resulting in a reduction of 1,213 million euros. This reduction has been partially offset by an increase of 125 million euros arising from the equity method consolidation of the investment in Iveco Finance Holdings Ltd., no longer consolidated on a line-by-line basis following the sale by the Fiat Group of 51% of the company to Barclays Asset and Sales Finance.

Other changes of 691 million euros are made up as follows: a decrease of 856 million euros arising from the sale of the investment in Italenergia Bis S.p.A., as described in Note 6; foreign exchange gains of 111 million euros; purchases and capitalizations for 31 million euros; positive fair value adjustments of 63 million euros arising from the investment in Mediobanca S.p.A.; and other, minor decreases of 50 million euros.

Revaluations and writedowns consist of adjustments for the result for the period to the carrying value of investments accounted for under the equity method. Writedowns also include any loss in value in investments accounted for under the cost method.

16 Leased products
(in millions of euros)	Net of depreciation at 12/31/2004	Additions	Depreciation	Foreign exchange effect	Disposals and other changes	Net of depreciation at 09/30/2005
Leased products	740	283	(143)	20	(186)	714

17 Inventories
(in millions of euros)	At 9/30/2005	At 12/31/2004
Raw materials, supplies and finished goods	7,767	6,962
Work in progress	2,805	2,618
Advances on contract work	(2,413)	(2,323)
Total Inventories	8,159	7,257

At September 30, 2005, Inventories include assets sold with a buy-back commitment by Fiat Auto for 705 million euros (771 million euros at December 31, 2004). Net of this amount, inventories show an increase of 968 million euros in the first nine months of 2005, due both to the foreign exchange rate effect following the appreciation of the dollar against the euro and to change in scope of consolidation (approximately 420 million euros) and the seasonal increase in Iveco and CNH inventories.

The majority of Work in progress and Advances on contract work relate to the Production Systems Sector (Comau).

18 Current Receivables
(in millions of euros)	At 9/30/2005	At 12/31/2004
Trade receivables	4,759	5,491
Receivables from financing activities	15,912	17,498
Other receivables	3,027	2,734
Total Current Receivables	23,698	25,723

Other receivables include amounts due from the Tax Authorities, security deposits and miscellaneous receivables.

Receivables from financing activities include the following:

(in millions of euros)	At 9/30/2005	At 12/31/2004
Retail financing	6,430	6,763
Finance leases	808	2,120
Dealer financing	5,925	5,360
Supplier financing	506	838
Deposits with banks	1,089	1,270
Financial receivables from companies under joint control and associates	715	630
Other	439	517
Total Receivables from financing activities	15,912	17,498

The decrease of 1,586 million euros in Receivables from financing activities is principally due to the following:

▪
a decrease of approximately 2.4 billion euros as a result of the sale by the Iveco Sector of part of its financial services activities, previously consolidated on a line-by-line basis, and the creation of the joint venture Iveco Finance Holding with Barclays;

▪	translation exchange gains of approximately 1.3 billion euros , principally arising from the receivables of CNH.

19 Current securities

At September 30, 2005 Current securities include short-term or marketable securities which represent temporary investments which are readily convertible into cash, but which do not satisfy the requirements for being classified as cash equivalents. During the first nine months of 2005 this item increased by 151 million euros, as a consequence of a changed mix in the temporary investment of funds.

20 Cash and cash equivalents

Cash and cash equivalents include cash at bank, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At September 30, 2005, this item includes approximately 1,160 million euros (approximately 600 million euros at December 31, 2004) of cash whose use is restricted to the repayment of the debt related to securitizations mainly classified in the item Asset-backed financing.

During the first nine months of 2005 this item decreased by 298 million euros, as shown in the consolidated statement of cash flows.

21 Other financial assets and Other financial liabilities

These items include, respectively, the positive and the negative measurement at fair value of derivative financial instruments at September 30, 2005.

In particular, the overall decrease in other financial assets, which fell from 851 million euros at December 31, 2004 to 583 million euros at September 30, 2005, and the decrease in other financial liabilities, which drop from 203 million euros at December 31, 2004 to 196 million euros at September 30, 2005, is due not only to the changes in exchange rates and interest rates over the period, but also to the termination of certain hedging operations in advance as a result of the change in the Group’s funding structure. As this item consists principally of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

22 Stockholders' equity

Stockholders’ equity has increased by 4,349 million euros over that at December 31, 2004, due to the increase in capital stock of 1,459 million euros carried out on September 20, 2005, and from the related increase in reserves for 682 million euros, net income for the period of 1,336 million euros and foreign exchange gains from the translation into euros of the financial statements of subsidiaries denominated in other currencies of approximately 900 million euros.

Capital stock, fully paid-in, amounts to 6,377 million euros at September 30, 2005 and consists of 1,275,451,426 shares as follows:

▪	1,092,246,316 ordinary shares;
▪	103,292,310 preference shares;
▪	79,912,800 savings shares;
all with a par value of 5 euros each.

For more complete information on the capital stock of Fiat S.p.A., reference should be made to Note 12 of the Consolidated Financial Statements at December 31, 2004.

As described in Note 9, the Mandatory Convertible facility was extinguished by its conversion to capital stock through subscription by the Lending Banks of an increase in capital stock for consideration, resolved by the Board of Directors on September 5, 2005, which took place on September 20, 2005. Capital stock increased in this manner from 4,918,113,540 euros to 6,377,257,130 euros, through the issue of 291,828,718 ordinary shares, each of par value 5 euros, having the same characteristics of those currently in circulation, including dividend rights from January 1, 2005, pursuant to article 2441, paragraph 7 of the Italian civil code, at a price of 10.28 euros, of which 5.28 euros represents share premium. The Lending Banks are obliged to give the Company’s shareholders an option to acquire these shares, in compliance with the first three paragraphs of the aforementioned article 2441 of the Italian civil code and the first paragraph of article 134 of the Italian Unified Finance Law. The operation increased Capital Stock by 1,459 million euros, other reserves by 682 million euros, and unusual financial income of 858 million euros, net of related costs.

23 Provisions
(in millions of euros)		At 9/30/2005		At 12/31/2004		Change
Employee benefits		3,861		3,682		179
Other provisions:
Warranty reserve	939		893		46
Restructuring reserve	613		347		266
Other Reserves for risks and charges	3,035		2,368		667
Total Other provisions		4,587		3,608		979
Total Provisions		8,448		7,290		1,158

Provisions for Employee benefits include provisions for both pension plans and other post employment benefits.

Reserves for risks and charges and other reserves amount to 3,035 million euros at September 30, 2005 (2,368 million euros at December 31, 2005) and include provisions for contractual, commercial and legal risks. The increase of 667 million euros compared with December 31, 2004, is mainly due to Fiat Auto and CNH Sector.

24 Debt
(in millions of euros)		At 9/30/2005		At 12/31/2004		Change
Asset-backed financing		9.660		10.174		(514)
Other debt:
Bonds	7.908		9.326		(1.418)
Borrowings from banks	5.289		10.450		(5.161)
Loans for banking activities	1.236		1.326	(1)	(90)
Other	1.372		915		457
Total Other debt		15.805		22.017		(6.212)
Total Debt		25.465		32.191		(6.726)

(1) Included as Borrowings from banks in the Half Year Report at 30 June 2005 and consistently reclassified.

The item includes all financial payables of the Fiat Group.

The item Borrowings from banks at December 31, 2004, included the 3 billion euros Mandatory Convertible facility stipulated in execution of the Framework Agreement, dated May 27, 2002, with Capitalia, Banca Intesa, SanPaolo IMI and later Unicredito Italiano (the “Lending Banks”), for the purpose of providing the Fiat Group with the financial support needed to implement its strategic and industrial plans. As previously indicated in Notes 9 and 22, the extinguishment of the Mandatory Convertible facility and its conversion to capital stock, through the subscription by the Lending Banks of an increase in capital stock for consideration took place on September 20, 2005. Capital stock increased in this manner from 4,918,113,540 euros to 6,377,257,130 euros.

At December 31, 2004, the item also included 1,147 million euros of financing secured from Citigroup and a small group of banks that was guaranteed by the EDF Put option (reference should be made to details of the EDF Put option described in Note 3 of the Consolidated Financial Statements at December 31, 2004) held by the Fiat Group on its residual interest of24.6%in Italenergia Bis and the shares in Italenergia Bis pledged by Fiat. In addition, the item included 603 million euros due to the other (bank) shareholders of Italenergia Bis, who acquired the 14% of Fiat’s interest in Italenergia Bis in 2002, subject to a series of options expiring in 2005. Given the existence of these options, the sale of the 14% interest did not satisfy the revenue recognition requirements of IAS18. As described in Note 6, Fiat has repaid the mentioned loans during the quarter with the proceeds of the sale of its interest of 24.6% through the exercise of the Put option, and as a result, the possibility that Fiat be required to repurchase the 14% holding from these shareholders has been eliminated.

The principal bond issues outstanding at September 30, 2005 are as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount (in millions of euros)
Euro Medium Term Notes:
Fiat Finance & Trade	GBP	120	7.00%	October 19, 2005	176
Fiat Finance & Trade (1)	EUR	1,700	5.75%	May 25, 2006	1,700
Fiat Finance Canada	EUR	100	5.80%	July 21, 2006	93
Fiat Finance & Trade (1)	EUR	500	5.50%	December 13, 2006	500
Fiat Finance & Trade (1)	EUR	1,000	6.25%	February 24, 2010	1,000
Fiat Finance & Trade (1)	EUR	1,300	6.75%	May 25, 2011	1,300
Fiat Finance & Trade (1)	EUR	617	(2)	(2)	617
Others (3)					439
Total Euro Medium Term Notes					5,825
Convertible bonds:
Fiat Fin. Luxembourg (4)	USD	17	3.25%	January 9, 2007	14
Total Convertible bonds					14
Other bonds:
CNH Capital America LLC	USD	127	6.75%	October 21, 2007	105
Case New Holland Inc.	USD	1,050	9.25%	August 1, 2011	873
Case New Holland Inc.	USD	500	6.00%	June 1, 2009	416
CNH America LLC	USD	254	7.25%	January 15, 2016	212
Total Other bonds					1,606
Fair value adjustment and amortized cost valuation					463
Total Bonds					7,908

(1)
Bonds listed on the Mercato Obbligazionario Telematico of the Italian stock exchange (EuroMot). In addition, the majority of the bonds issued by the Fiat Group are also listed on the Luxembourg stock exchange.

(2)
“Fiat Step-Up Amortizing 2001-2011” bonds repayable at face value in five equal annual installments each for 20% of the total issued (617 million euros) due beginning from the sixth year (November 7, 2007) by reducing the face value of each bond outstanding by one-fifth. The last installment will be repaid on November 7, 2011. The bonds pay coupon interest equal to: 4.40% in the first year (November 7, 2002), 4.60% in the second year (November 7, 2003), 4.80% in the third year (November 7, 2004), 5.00% in the fourth year (November 7, 2005), 5.20% in the fifth year (November 7, 2006), 5.40% in the sixth year (November 7, 2007), 5.90% in the seventh year (November 7, 2008), 6.40% in the eighth year (November 7, 2009), 6.90% in the ninth year (November 7, 2010), 7.40% in the tenth year (November 7, 2011).

(3)	Bonds with amounts outstanding equal to or less than the equivalent of 50 million euros.
(4)	Bonds convertible into General Motors Corporation common stock.

Further information about these bonds is included in Note 12 to the Consolidated Financial Statements at December 31, 2004. The prospectuses, the offering circulars or their abstracts relating to the aforementioned principal bond issues are available on the Group’s website at www.fiatgroup.com under “Investor Relations - Financial Reports”.

The Fiat Group intends to repay the issued bonds in cash at maturity by utilizing available liquid resources. At September 30, 2005, the Fiat Group also had unused committed credit lines of more than 1.1 billion euros.

In addition, the companies in the Fiat Group may from time to time buy back bonds on the market that have been issued by the Group, also for purposes of their cancellation. Such buybacks, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Finally, financial payables secured with mortgages and other liens on assets of the Group amount to 685 million euros at September 30, 2005 (2,510 million euros at December 31, 2004); this amount includes balances of 146 million euros (120 million euros at December 31, 2004) due to creditors for assets acquired under finance leases. Moreover, the amount included at December 31, 2004, approximately 1.8 billion euros regarding the financing secured as part of the Italenergia Bis operation, extinguished in September 2005.

25 Trade payables

Trade payables of 10,451 million euros at September 30, 2005 decreased by1,246 million euros from the amount at December 31, 2004. This change is mainly due to the lower level of operations of Fiat Auto.

26 Other payables

Other payables include1,963 million euros of amounts payable to customers related to buy-back agreements (1,942 million euros at December 31, 2004).

27 Guarantees granted, commitments and contingent liabilities

  Guarantees granted

At September 30, 2005, the Group has provided guarantees on the debt or commitments of third parties or associated entities totaling 1,385 million euros (2,360 million euros at December 31, 2004). An amount of 462 million euros of the decrease of 975 million euros is due to lower guarantees granted on behalf of Sava S.p.A. for the bonds it has issued which are now falling due.

Other commitments and important contractual rights

The Fiat Group has important commitments and rights deriving from outstanding agreements. These commitments and rights are described in Note 3 and Note 14 of the Consolidated Financial Statements at December 31, 2004, to which reference should be made, insofar as no changes occurred in the first nine months of 2005. In particular, these involve commitments and rights regarding:

▪	relations with Synesis Finanziaria for the investment in Fidis Retail Italia;
▪	relations with Mediobanca deriving from the sale of 34% of the capital stock of Ferrari S.p.A. in 2002;
▪	relations of Teksid with the partner Norsk Hydro concerning the subsidiary Meridian Technologies;
▪	relations of Fiat with Renault concerning the subsidiary Teksid.

Lawsuits and controversies

The Parent Company and certain subsidiaries are party to various lawsuits and controversies. Nevertheless, it is believed that the resolution of these controversies will not cause significant liabilities for which specific risk provisions have not already been set aside.

Sales of receivables

The Group has discounted receivables and bills without recourse having due dates beyond September 30, 2005 amounting to 2,153 million euros (1,623 million euros at December 31, 2004, with due dates beyond that date), which refer to trade receivables and other receivables for 1,626 million euros (1,325 million euros at December 31, 2004) and receivables from financing for 527 million euros (298 million euros at December 31, 2004). The increase during the period is mainly connected with the sales of receivables to companies of the Iveco Finance Holdings Ltd. group, which from June 1, 2005 are no longer consolidated on a line-by-line basis.

28 Other information

Consolidated income statement by activity

(in milioni di euro)	Fiat Auto	Fiat Powertrain Technologies	Ferrari	Maserati	CNH	Iveco	Marelli	Teksid	Comau	Business Solutions	Itedi	Other and Elimination	Group
3rd Quarter 2005
Total Net Revenues	4,341	670	302	114	2,456	2,055	923	252	422	206	83	(1,227)	10,597
Net Revenues Intersegment (*)	(88)	(533)	-	-	(16)	(70)	(353)	(44)	(57)	(122)	(1)	1,284	-
Net Revenues Third Parties	4,253	137	302	114	2,440	1,985	570	208	365	84	82	57	10,597
Trading Profit	(85)	9	42	(10)	133	102	38	14	25	13	(3)	(46)	232
Unusual income (expenses)	(393)	(20)	-	-	(78)	(98)	(17)	(3)	(43)	(17)	-	846	177
Operating Result	(478)	(11)	42	(10)	55	4	21	11	(18)	(4)	(3)	800	409
Financial income (expenses)													(212)
Unusual financial income													858
Result of equity investments													(19)
Result before taxes													1,036
Income taxes													210
Result of continued operations													826

(in milioni di euro)	Fiat Auto	Fiat Powertrain Technologies	Ferrari	Maserati	CNH	Iveco	Marelli	Teksid	Comau	Business Solutions	Itedi	Other and Elimination	Group
3rd Quarter 2004
Total Net Revenues	4,313	-	256	83	2,457	2,023	873	215	440	246	81	(601)	10,386
Net Revenues Intersegment (*)	(41)	-	(17)	(1)	(16)	(73)	(291)	(24)	(103)	(119)	(1)	686	-
Net Revenues Third Parties	4,272	-	239	82	2,441	1,950	582	191	337	127	80	85	10,386
Trading Profit	(282)	-	30	(13)	112	74	36	10	10	9	(2)	(14)	(30)
Unusual income (expenses)	(95)	-	-	-	(6)	(5)	5	-	(5)	-	-	14	(92)
Operating Result	(377)	-	30	(13)	106	69	41	10	5	9	(2)	-	(122)
Financial income (expenses)													(223)
Unusual financial income													-
Result of equity investments													44
Result before taxes													(301)
Income taxes													79
Result of continued operations													(380)

(*)
Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.

(in milioni di euro)	Fiat Auto	Fiat Powertrain Technologies	Ferrari	Maserati	CNH	Iveco	Marelli	Teksid	Comau	Business Solutions	Itedi	Other and Elimination	Group
1/1-9/30/2005
Total Net Revenues	13,971	1,153	907	410	7,628	6,722	2,919	773	1,091	559	286	(3,015)	33,404
Net Revenues Intersegment (*)	(228)	(898)	(64)	-	(59)	(226)	(1,113)	(144)	(152)	(307)	(6)	3,197	-
Net Revenues Third Parties	13,743	255	843	410	7,569	6,496	1,806	629	939	252	280	182	33,404
Trading Profit	(302)	22	74	(63)	538	277	113	33	10	21	9	(93)	639
Unusual income (expenses)	(533)	(22)	-	-	(86)	(130)	(34)	(4)	(49)	(27)	(2)	2,102	1,215
Operating Result	(835)	-	74	(63)	452	147	79	29	(39)	(6)	7	2,009	1,854
Financial income (expenses)													(648)
Unusual financial income													858
Result of equity investments													6
Result before taxes													2,070
Income taxes													734
Result of continued operations													1,336

(in millions of euros)	Fiat Auto	Fiat Powertrain Technologies	Ferrari	Maserati	CNH	Iveco	Marelli	Teksid	Comau	Business Solutions	Itedi	Other and Elimination	Group
1/1-9/30/2004
Total Net Revenues	14,297	-	847	254	7,622	6,527	2,847	681	1,213	754	302	(1,925)	33,419
Net Revenues Intersegment (*)	(119)	-	(45)	(3)	(47)	(246)	(947)	(84)	(279)	(357)	(6)	2,133	-
Net Revenues Third Parties	14,178	-	802	251	7,575	6,281	1,900	597	934	397	296	208	33,419
Trading Profit	(666)	-	47	(71)	478	223	118	35	10	29	8	(36)	175
Unusual income (expenses)	(200)	-	-	-	(46)	(14)	-	(2)	(5)	3	(1)	93	(172)
Operating Result	(866)	-	47	(71)	432	209	118	33	5	32	7	57	3
Financial income (expenses)													(843)
Unusual financial income													-
Result of equity investments													144
Result before taxes													(696)
Income taxes													322
Result of continued operations													(1,018)

(*)
Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.

Appendix - Transition to International Financial Reporting Standards (IFRS)

Following the coming into force of European Regulation No. 1606 dated July 2002, starting from January 1, 2005, the Fiat Group adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.
This Appendix provides reconciliations between profit or loss and equity at September 30, 2004 reported under previous GAAP (Italian GAAP) and reported under IFRS for the prior periods shown as comparatives, as required by IFRS 1 - First-time Adoption of IFRS, together with the related explanatory notes. The reconciliations of profit or loss for the year ended December 31, 2004 and the reconciliation of equity at that date have already been provided in the Appendix to the Report on the First Quarter of 2005, to which reference should be made.
This information has been prepared as part of the Group conversion to IFRS and in connection with the preparation of its 2005 consolidated financial statements in accordance with IFRS, as adopted by the European Union; it does not include all of the statements, comparative information and disclosures which would be necessary for a full presentation of the financial position and results of operations of the Fiat Group as of and for the year ended December 31, 2004.

RECONCILIATIONS REQUIRED BY IFRS 1

As required by IFRS 1, reconciliations are presented between profit or loss for the third quarter of 2004, the nine months ended September 30, 2004 and equity at September 30, 2004, prepared in accordance with Italian GAAP and already published, and the corresponding figures remeasured in accordance with IFRS.
The 2004 restated IFRS consolidated balance sheet and income statement have been prepared in accordance with IFRS 1 - First-time Adoption of IFRS. In particular, the IFRS applicable from January 1, 2005, as published as of December 31, 2004, have been adopted, including the following:
▪
IAS 39 - Financial Instruments: Recognition and Measurement in its entirety. In particular, the Group adopted derecognition requirements retrospectively from the date on which financial assets and financial liabilities had been derecognized under Italian GAAP.

▪	IFRS 2 - Share-based Payment, which was issued by the IASB on February 19, 2004 and adopted by the European Commission on February 7, 2005.

FIRST-TIME ADOPTION OF IFRS

General principle
The Group applied the accounting standards in force at December 31, 2004 retrospectively to all periods presented, except for certain exemptions adopted by the Group in accordance with IFRS 1, as described in the following paragraph.
These 2004 financial statements will constitute the comparative data to be published in the consolidated financial statements as of December 31, 2005 and in the consolidated balance sheets and income statements of 2005 interim periods, subject to any adjustments that may be necessary if any standards are revised or amended during 2005. It is noted that revised versions or interpretations of IFRS may be issued prior to publication of our full year 2005 consolidated financial statements, possibly with retroactive effects. If this happens, it may affect the 2004 restated IFRS consolidated balance sheet and income statement, including the income statement of the third quarter 2004, the income statement for the nine months ended September 30, 2004 and the reconciliation of equity at September 30, 2004 presented in this document.

Optional exemptions adopted by the Group
Business combinations - The Group elected not to apply IFRS 3 - Business Combinations retrospectively to the business combinations that occurred before the date of transition to IFRS.
Employee benefits - The Group elected to recognize all cumulative actuarial gains and losses that existed at January 1, 2004, even if it decided to use the corridor approach for later actuarial gains and losses.
Cumulative translation differences - The cumulative translation differences arising from the consolidation of foreign operations have been set at nil as at January 1, 2004; gains or losses on subsequent disposal of any foreign operation only include accumulated translation differences arising after January 1, 2004.

Reconciliation of Stockholders Equity at September 30, 2004

(in millions of euro)		September 30, 2004
Stockholders' Equity under Italian Gaap		6,394

Development costs	A	2,213
Employee benefits	B	(1,152)
Business combinations	C	129
Revenue recognition - Sales with a buy-back commitment	D	(211)
Revenue recognition - Other	E	(359)
Scope of consolidation	F	(384)
Property, Plant and Equipment	G	(153)
Write-off of deferred costs	H	(106)
Impairment of assets	I	(170)
Reserves for risks and charges	L	(156)
Recognition and Measurement of Derivatives	M	14
Treasury stock	N	(27)
Adjustments to the valuation of investments in associates	P	(129)
Sales of receivables	Q	(39)
Other adjustments		(195)
Accounting for Deferred Income Taxes	R	(13)

Stockholders' Equity under IAS/IFRS		5,656

Effects of transition to IFRS on the Consolidated Income Statement for the third quarter of 2004

(in millions of euro)	Italian GAAP	Reclassifications	Adjustments	IFRS
	Unaudited
Net revenues	10,648	-	(262)	10,386	Net revenues
Cost of sales	9,049	173	(253)	8,969	Cost of sales
Gross operating result	1,599	-	-
Overhead	1,082	(3)	5	1,084	Selling, general and administrative costs
Research and development	445	(2)	(99)	344	Research and development costs
Other operating income (expenses)	(169)	85	65	(19)	Other income (expenses)
Operating result	(97)	(83)	150	(30)	Trading profit
	-	42	(2)	40	Gains (losses) on the disposal of equity investments
	-	73	19	92	Restructuring costs
	-	(40)	-	(40)	Other unusual income (expenses)
	-	(154)	129	(122)	Operating result
	-	(225)	2	(223)	Financial income (expenses)
Result of equity Investments	7	-	37	44	Result of equity investments
Non-operating income (expenses)	(148)	148	-
EBIT	(238)	-	-
Financial income (expenses)	(231)	231	-
Income (loss) before taxes	(469)	-	168	(301)	Result before Taxes
Income taxes	85		(6)	79	Income taxes
Net result of normal operations	(554)	-	174	(380)	Results of continued operations
Result of discontinued operations	-				Result of discontinued operations
Net result before minority interest	(554)	-	174	(380)	Net result before minority interest

Effects of transition to IFRS on the Consolidated Income Statement for the nine months ended September 30, 2004

(in millions of euro)	Italian GAAP	Reclassifications	Adjustments	IFRS
	Unaudited
Net revenues	34,156		(737)	33,419	Net revenues
Cost of sales	29,120	444	(878)	28,686	Cost of sales
Gross operating result	3,437
Overhead	3,405	(4)	(9)	3,392	Selling, general and administrative costs
Research and development	1,357	(4)	(318)	1,035	Research and development costs
Other operating income (expenses)	(511)	269	111	(131)	Other income (expenses)
Operating result	(237)	(167)	579	175	Trading profit
	-	140	(9)	131	Gains (losses) on the disposal of equity investments
	-	205	8	213	Restructuring costs
	-	(90)	-	(90)	Other unusual income (expenses)
	-	(322)	562	3	Operating result
	-	(363)	(480)	(843)	Financial income (expenses)
Result of equity Investments	46		98	144	Result of equity investments
Non-operating income (expenses)	(271)	271		-
EBIT	(462)
Financial income (expenses)	(414)	414		-
Income (loss) before taxes	(876)	-	180	(696)	Result before Taxes
Income taxes	347		(25)	322	Income taxes
Net result of normal operations	(1,223)	-	205	(1,018)	Results of continued operations
Result of discontinued operations	-				Result of discontinued operations
Net result before minority interest	(1,223)	-	205	(1,018)	Net result before minority interest

Reconciliation of the Net Result

(in millions of euro)		3rd quarter 2004	1/1-9/30 2004
		Unaudited
Net Result under Italian Gaap		(554)	(1,223)

Development costs	A	101	291
Employee benefits	B	31	106
Business combinations	C	43	129
Revenue recognition - Sales with a buy-back commitment	D	(4)	(30)
Revenue recognition - Other	E	11	13
Scope of consolidation	F	8	11
Property, Plant and Equipment	G	5	8
Write-off of deferred costs	H	10	19
Impairment of assets	I	8	26
Reserves for risks and charges	L	(20)	35
Recognition and Measurement of Derivatives	M	(12)	(459)
Adjustments to the valuation of investments in associates	P	(6)	(11)
Sales of receivables	Q	(16)	16
Other adjustments		9	26
Accounting for Deferred Income Taxes	R	6	25

Net Result under IFRS		(380)	(1,018)

Net revenues

Adjustments
(in millions of euro)		3rd quarter 2004	1/1-9/30 2004
		Unaudited

Revenue recognition - sales with a buy-back commitment	D	(258)	(910)
Scope of consolidation	F	40	82
Reserve for risks and charges - vehicle sales incentives	L	(12)	48
Sales of receivables	Q	15	124
Other adjustments		(47)	(81)
		(262)	(737)

Cost of sales

Reclassifications
(in millions of euro)		3rd quarter 2004	1/1-9/30 2004
		Unaudited

From Financial income (expenses) for renting companies included in Financial Services		9	28
From Selling, general and administrative expenses - change in Income Statement format		23	51
From Other income (expenses) - change in Income Statement format		29	58
To Financial income (expenses) for interest costs on defined benefit plans		(19)	(57)
From Financial income (expenses) - interest compensation to financial services on dealer free period		44	132
From other income (expenses) - change in income statement format		87	232
		173	444

Adjustments
(in millions of euro)		3rd quarter 2004	1/1-9/30 2004
		Unaudited

Revenue recognition - sales with a buy-back commitment	D	(241)	(811)
Employee benefits	B	(10)	(39)
Impairment of assets	I	(8)	(26)
Other Adjustments		6	(2)
		(253)	(878)

Selling, general and administrative costs

Reclassifications
(in millions of euro)	3rd quarter 2004	1/1-9/30 2004
	Unaudited

To Cost of sales - change in income statement format	(23)	(51)
To Financial income (expenses) for interest costs on defined benefit plans	-	(2)
From other income (expenses) - change in income statement format	20	49
	(3)	(4)

Research and development costs

Reclassifications
(in millions of euro)		3rd quarter 2004	1/1-9/30 2004
		Unaudited

to Financial income (expenses) for interest costs on defined benefit plans		(2)	(4)
		(2)	(4)

Adjustments
(in millions of euro)		3rd quarter 2004	1/1-9/30 2004
		Unaudited

Development costs	A	(99)	(318)
		(99)	(318)

Other income (expenses)

Reclassifications
(in millions of euro)		3rd quarter 2004	1/1-9/30 2004
		Unaudited

To Cost of sales - change in Income Statement format		29	58
To Restructuring costs - change in Income Statement format		73	205
From Non-operating income (expenses) - change in Income Statement format		(190)	(411)
To Other Unusual Income (Expenses) - change in Income Statement format		40	90
To Financial income (expenses) for interest costs on defined benefit plans		26	46
To cost of sales change in Income Statement format		87	232
To selling, general and administrative expenses change in Income statement format		20	49
		85	269

Adjustments
(in millions of euro)		3rd quarter 2004	1/1-9/30 2004
		Unaudited

Business combinations - goodwill depreciation write down	C	38	118
Employee benefits	B	17	48
Scope of consolidation	F	(25)	(148)
Other Adjustments		35	93
		65	111

Gains (losses) on the disposal of equity investments

Reclassifications
(in millions of euro)	3rd quarter 2004	1/1-9/30 2004
	Unaudited

From Non-operating income (expenses) - change in Income Statement format	42	140
	42	140

Restructuring costs

Reclassifications
(in millions of euro)		3rd quarter 2004	1/1-9/30 2004
		Unaudited

From Other income (expenses) - change in Income Statement format		73	205
		73	205

Adjustments
(in millions of euro)		3rd quarter 2004	1/1-9/30 2004
		Unaudited

Reserves for risks and charges - restructuring	L	19	8
		19	8

Other unusual income (expenses)

Reclassifications
(in millions of euro)	3rd quarter 2004	1/1-9/30 2004
	Unaudited

From Non-operating income (expenses) - change in Income Statement format	(40)	(90)
	(40)	(90)

Financial income (expenses)

Reclassifications
(in millions of euro)		3rd quarter 2004	1/1-9/30 2004
		Unaudited

To Cost of sales for renting companies included in Financial Services		9	28
From Cost of sales for interest costs on defined benefit plans		(19)	(57)
From Selling, general and administrative expenses for interest costs on defined benefit plans		-	(2)
From research and development for interest cost on defined benefit plans		(2)	(4)
From other income (expenses) for interest costs on defined benefit plans		(26)	(46)
To Cost of sales - interest compensation to financial services on dealer free period		44	132
From Financial income (expenses) - change in Income Statement format		(231)	(414)
		(225)	(363)

Adjustments
(in millions of euro)		3rd quarter 2004	1/1-9/30 2004
		Unaudited

Recognition and measurement of derivatives - Equity Swap	M	19	(420)
Other adjustments		(17)	(60)
		2	(480)

Result of equity investments

Adjustments
(in millions of euro)		3rd quarter 2004	1/1-9/30 2004
		Unaudited

Adjustments on the valuation of investments in associates	P	18	63
Other adjustments		19	35
		37	98

DESCRIPTION OF MAIN DIFFERENCES BETWEEN ITALIAN GAAP AND IFRS

The following paragraphs provide a description of the main differences between Italian GAAP and IFRS that have had an effect on Fiat’s consolidated balance sheet and income statement. Amounts are shown pre-tax and the related tax effects are separately summarized in the item “Accounting for deferred income taxes”.

A. Development costs
Under Italian GAAP applied research and development costs may alternatively be capitalized or charged to operations when incurred. Fiat Group has mainly expensed R&D costs when incurred. IAS 38 - Intangible Assets requires that research costs be expensed, whereas development costs that meet the criteria for capitalization must be capitalized and then amortized from the start of production over the economic life of the related products.
Under IFRS, the Group has capitalized development costs in the Automobile, Ferrari, Maserati, Agricultural and Construction Equipment, Commercial Vehicles and Components Sectors, using the retrospective approach in compliance with IFRS 1.
The positive impact of 2,213 million euros on stockholders’ equity at September 30, 2004, corresponds to the cumulative amount of qualifying development expenditures incurred in prior years and in the nine months ended September, 30 2004 by the Group, net of accumulated amortization.
The net result was positively impacted by 101 million euros in the third quarter of 2004 and by 291 in the nine months ended September 30, 2004, reflecting the combined effect of the capitalization of development costs incurred in the periods that had been expensed under Italian GAAP, and the amortization of the amount that had been capitalized in the opening IFRS balance sheet at January 1, 2004. This positive impact has been accounted for in Research and development costs.
In accordance with IAS 36 - Impairment of Assets, development costs capitalized as intangible assets shall be tested for impairment and an impairment loss shall be recognized if the recoverable amount of an asset is less than its carrying amount, as further described in paragraph I. “Impairment of assets”.

B. Employee benefits
The Group sponsors funded and unfunded defined benefit pension plans, as well as other long term benefits to employees.
Under Italian GAAP, these benefits, with the exception of the Reserve for Employee Severance Indemnities (“TFR”) that is accounted for in compliance with a specific Italian law, are mainly recorded in accordance with IAS 19 - Employee Benefits, applying the corridor approach, which consists of amortizing over the remaining service lives of active employees only the portion of net cumulative actuarial gains and losses that exceeds the greater of 10% of either the defined benefit obligation or the fair value of the plan assets, while the portion included in the 10% corridor remains unrecognized.
With the adoption of IFRS, TFR is considered a defined benefit obligation to be accounted for in accordance with IAS 19 and consequently has been recalculated applying the Projected Unit Credit Method.
Furthermore, as mentioned in the paragraph “Optional exemptions adopted by the Group”, the Group elected to recognize all cumulative actuarial gains and losses that existed at January 1, 2004 with a negative impact on stockholders’ equity at September 30, 2004 of 1,152 million euros.
Consequently, pension and other post-employment benefit costs recorded in the 2004 IFRS income statement do not include any amortization of unrecognized actuarial gains and losses in previous years in the IFRS financial statements, recognized in the 2004 income statement under Italian GAAP, due to the application from January 1, 2004 of the corridor approach, thereby resulting in a 31 million euros benefit in the third quarter of 2004 and 106 million euros in the nine months ended September 30, 2004 for IFRS purposes.
The Group decided to use the corridor approach for actuarial gains and losses arising after January 1, 2004.
Furthermore, the Group elected to state the expense related to the reversal of the discounting of defined benefit plans without plan assets separately as financial expenses, with a corresponding increase in financial expenses of 47 million euros in the third quarter of 2004 and of 109 million euros in the nine months ended September 30, 2004.

C. Business combinations
As mentioned above, the Group elected not to apply IFRS 3 - Business Combinations retrospectively to the business combinations that occurred before the date of transition to IFRS.
In accordance with IFRS 3, starting from January 1, 2004 the IFRS income statement no longer includes charges for goodwill amortization, resulting in a positive impact on Other income and expense respectively of 43 million euros in the third quarter of 2004 and 129 million euros in the nine months ended September 30, 2004.

D. Revenue recognition - Sales with a buy-back commitment
Under Italian GAAP, the Group recognizes revenues from sales of products at the time title passes to the customer, which is generally at the time of shipment. For contracts for vehicle sales with a buy-back commitment at a specified price, a specific reserve for future risks and charges is set aside based on the difference between the guaranteed residual value and the estimated realizable value of vehicles, taking into account the probability that such option will be exercised. This reserve is set up at the time of the initial sale and adjusted periodically over the period of the contract. The costs of refurbishing the vehicles, to be incurred when the buy-back option is exercised, are reasonably estimated and accrued at the time of the initial sale.
Under IAS 18 - Revenue, new vehicle sales with a buy-back commitment do not meet the criteria for revenue recognition, because the significant risks and rewards of ownership of the goods are not necessarily transferred to the buyer. Consequently, this kind of contract is treated in a manner similar to an operating lease transaction. More specifically, the vehicles related to Fiat Auto sold with a buy-back commitment are treated as assets in Inventories, but are treated as fixed assets in Property, Plant and Equipment if they arise from the sale of vehicles by the commercial vehicles sector (whose contracts are usually long term). The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is recognized on a straight-line basis over the duration of the contract. The initial sale price received is accounted for as a liability. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the duration of the contract.
The IFRS stockholders’ equity at September 30, 2004 includes a negative impact of 211 million euros, mainly represented by the portion of the margin accounted for under Italian GAAP on vehicles sold with a buy-back commitment prior to September 30, 2004, that will be recognized under IFRS over the remaining buy-back period, net of the effects due to the adjustments to the provisions of vehicles sales with a buy-back commitment, accounted for under Italian GAAP.
This accounting treatment resulted in decreases in revenues (reduced by 258 million euros in the third quarter of 2004 and by 910 million euros in the nine months ended September 30, 2004) and in cost of sales (reduced by 241million euros in the third quarter of 2004 and by 811 million euros in the nine months ended September 30, 2004), while there was no significant impact on the net operating result; furthermore, the size of this impact in future years will depend on changes in volume and in the characteristics of these contracts year-by-year. Notwithstanding this, these changes are not expected to have a particularly significant impact on Group earnings in the coming years.

E. Revenue recognition - Other
Under Italian GAAP, the recognition of disposals is based primarily on legal and contractual form (transfer of legal title).
Under IFRS, when risks and rewards are not substantially transferred to the buyer and the seller maintains a continuous involvement in the operations or assets being sold, the transaction is not recognized as a sale.
Consequently, certain disposal transactions, such as that of the Group’s 14% interest in Italenergia Bis and certain minor real estate transactions, have been derecognized with a retrospective effect: the related asset has been recognized again in the IFRS balance sheet, the initial gain recorded under Italian GAAP has been reversed and the cash received at the moment of the sale has been accounted for as a financial liability.
In particular, in 2001 the company acquired a 38.6% shareholding in Italenergia S.p.A., now Italenergia Bis (“Italenergia”) a company formed between Fiat, Electricité de France (“EDF”) and certain financial investors for the purpose of acquiring control for the Montedison - Edison (“Edison”) group through tender offers. Italenergia assumed effective control of Edison at the end of the third quarter of that year and consolidated Edison from October 1, 2001. In 2002, the shareholders of Italenergia entered into agreements which resulted, among other things, in the transfer of a 14% interest in Italenergia from Fiat to other shareholders (with a put option that would require Fiat to repurchase the share transferred in certain circumstances) and the assignment to Fiat of a put option to sell its shares in Italenergia to EDF in 2005, based on market values at that date, but subject to a contractually agreed minimum price in excess of book value.
Under Italian GAAP, Fiat accounted for its investments in Italenergia under the equity method, based on a 38.6% shareholding through September 30, 2002 and a 24.6% shareholding form October 1, 2002; in addition, it recorded a gain of 189 million euros before tax on the sale of its 14% interest in the investee to other shareholders effective September 30, 2002.
Under IFRS, the transfer of the 14% interest in Italenergia to the other shareholders was not considered to meet the requirements for revenue recognition set out in IAS 18, mainly due to the existence of the put options granted to the transferees and de facto constraints on the transferees’ ability to pledge or exchange the transferred assets in the period from the sale through 2005. Accordingly, the gain recorded in 2002 for the sale under Italian GAAP were reversed, and the results of applying the equity method of accounting to the investment in Italenergia were recomputed to reflect a 38.6% interest in the net result and stockholders’ equity of the investee, as adjusted for the difference between Italian GAAP and the IFRS applicable to Italenergia.
This adjustment decreased stockholders’ equity at September 30, 2004 by 295 million euros.

F. Scope of consolidation
Under Italian GAAP, the subsidiary BUC - Banca Unione di Credito as required by law, was excluded from the scope of consolidation as it has dissimilar activities and was accounted for using the equity method.
IFRS do not allow this kind of exclusion: consequently, BUC is included in the IFRS scope of consolidation.
Furthermore, under Italian GAAP investments that are not controlled on a legal basis or a de facto basis determined considering voting rights are excluded from the scope of consolidation.
Under IFRS, in accordance with SIC 12 - Consolidation - Special Purpose Entities, a Special Purpose Entity (“SPE”) shall be consolidated when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by that entity.
This standard has been applied to all receivables securitization transactions entered into by the Group (see the paragraph “Sales of receivables” below), to a real estate securitization transaction entered into in 1998 and to the sale of the Fiat Auto Spare Parts business to “Società di Commercializzazione e Distribuzione Ricambi S.p.A" ("SCDR") in 2001.
In particular, in 1998 the Group entered in a real estate securitization and, under Italian GAAP, the related revenue was recognized at the date of the legal transfer of the assets involved. In the IFRS balance sheet at January 1, 2004, these assets have been written back at their historical cost, net of any revaluations accounted before the sale. Cash received at the time of the transaction has been accounted for as financial debt.
The IFRS stockholders’ equity at September 30, 2004 was negatively impacted for 128 million euros by the cumulative effect of the reversal of the capital gain on the initial disposal and the revaluation previously recognized under Italian GAAP net of the related effect of assets depreciation, as well as the recognition of financial charges on related debt, net of the reversal of any rental fees paid.
Furthermore, in 2001 the Group participated with a specialist logistic operator and other financial investors in the formation of “Società Commercializzazione e Distribuzione Ricambi S.p.A. (“SCDR”), a company whose principal activity is the purchase of spare parts from Fiat Auto for resale to end customers. At that date, Fiat Auto and its subsidiaries sold their spare parts inventory to SCDR recording a gain of 300 million euros. The Group’s investment in SCDR represents 19% of SCDR’s stock capital and is accounted for under the equity method for Italian GAAP.
Under IFRS, SCDR qualifies as a Special Purpose Entity (SPE) as defined by SIC 12, due to the continuing involvement of Fiat Auto in SCDR operations. Consequently, SCDR is consolidated on a line by line basis in the IFRS financial statements. Stockholders’ equity at September 30, 2004 was reduced by 256 million euros being the amount of the unrealized intercompany profit in inventory held by SCDR on that date.

G. Property, Plant and Equipment
Under Italian GAAP and IFRS, assets included in Property, Plant and Equipment are usually recorded at cost, corresponding to the purchase price plus the direct attributable cost of bringing the assets up to their working condition.
Under Italian GAAP, Fiat revalued certain Property, Plant and Equipment to amounts in excess of historical cost, as permitted or required by specific laws of the countries in which the assets were located. These revaluations were credited to stockholders’ equity and the revalued assets were depreciated over their remaining useful lives.
Furthermore, under Italian GAAP, the land directly related to buildings included in Property, Plant and Equipment is depreciated together with the related building.
The revaluations and land depreciation are not allowed under IFRS. Therefore IFRS stockholders’ equity at September 30, 2004 reflects a negative impact of 153 million euros, related to the effect of the elimination of the asset revaluation recognized in the balance sheet partially offset by the reversal of the land depreciation charged to prior period income statement.
In the IFRS income statements for the third quarter of 2004 and for the nine months ended September 30, 2004, the above mentioned adjustments have had a positive impact respectively of 5 million euros and 8 million euros, due to the reversal of the depreciation of revalued assets, net of adjustments on any gains and losses on disposal of related assets, and to the reversal of the depreciation of land.

H. Write-off of deferred costs
Under Italian GAAP, the Group defers and amortizes certain costs (mainly start-up costs and related charges). IFRS require these to be expensed when incurred.
In addition, costs incurred in connection with share capital increases, which are also deferred and amortized under Italian GAAP, are deducted directly from the proceeds of the increase and debited to stockholders’ equity under IFRS.

I. Impairment of assets
Under Italian GAAP, the Group tests its intangible assets with indefinite useful lives (mainly goodwill) for impairment annually by comparing their carrying amount with their recoverable amount in terms of the value in use of the asset itself (or group of assets). In determining the value in use the Group estimates the future cash inflows and outflows of the asset (or group of assets) to be derived from the continuing use of the asset and from its ultimate disposal, and discounts those future cash flows. If the recoverable amount is lower than the carrying value, an impairment loss is recognized for the difference.
With reference to tangible fixed assets, under Italian GAAP the Group accounts for specific write-offs when the asset will no longer be used. Furthermore, in the presence of impairment indicators, the Group tests tangible fixed assets for impairment, using the undiscounted cash flow method in determining the recoverable amount of a homogeneous group of assets. If the recoverable amount thus determined is lower than the carrying value, an impairment loss is recognized for the difference.
Under IFRS, intangible assets with indefinite useful lives are tested for impairment by a methodology substantially similar to that required by Italian GAAP. Furthermore, development costs, capitalized under IFRS and expensed under Italian GAAP, are attributed to the related cash generating unit and tested for impairment together with the related tangible fixed assets, applying the discounted cash flow method in determining their recoverable amount.
Consequently, the reconciliation between Italian GAAP and IFRS reflects adjustments due to both impairment losses on development costs previously capitalized for IFRS purposes, and the effect of discounting on the determination of the recoverable amount of tangible fixed assets.

L. Reserves for risks and charges
Differences between Italian GAAP and IFRS refer mainly to the following items:
▪
Restructuring reserve: the Group provides restructuring reserves based upon management’s best estimate of the costs to be incurred in connection with each of its restructuring programs at the time such programs are formally decided. Under IFRS the requirements to recognize a constructive obligation in the financial statements are more restrictive, and some restructuring reserves recorded under Italian GAAP have been reversed.

▪
Reserve for vehicle sales incentives: under Italian GAAP Fiat Auto accounts for certain incentives at the time at which a legal obligation to pay the incentives arises, which may occur in periods subsequent to that in which the initial sale to the dealer network is made. Under IAS 37, companies are required to make provision not only for legal, but also for constructive, obligations based on an established pattern of past practice. In the context of the IFRS transition exercise, Fiat has reviewed its practice in the area of vehicle sales incentives and has determined that for certain forms of incentives a constructive obligation exists which should be provided under IFRS at the date of sale.

M. Recognition and Measurement of Derivatives
Beginning in 2001 the Fiat Group adopted - to the extent that it is consistent and not in contrast with general principles set forth in the Italian law governing financial statements - IAS 39 - Financial Instruments: Recognition and Measurement. In particular, taking into account the restrictions under Italian law, the Group maintained that IAS 39 was applicable only in part and only in reference to the designation of derivative financial instruments as “hedging” or “non-hedging instruments” and with respect to the symmetrical accounting of the result of the valuation of the hedging instruments and the result attributable to the hedged items (“hedge accounting”). The transactions which, according to the Group’s policy for risk management, are able to meet the conditions stated by the accounting principle for hedge accounting treatment, are designated as hedging transactions; the others, although set up for the purpose of managing risk exposure (inasmuch as the Group’s policy does not permit speculative transactions), are designated as “trading”.
The main differences between Italian GAAP and IFRS may be summarized as follows:
▪
Instruments designated as “hedging instruments” - under Italian GAAP, the instrument is valued symmetrically with the underlying hedged item. Therefore, where the hedged item has not been adjusted to fair value in the financial statements, the hedging instrument has also not been adjusted. Similarly, where the hedged item has not yet been recorded in the financial statements (hedging of future flows), the valuation of the hedging instrument at fair value is deferred.

Under IFRS:
-
In the case of a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value shall be recognized in the income statement and the gain or loss on hedged item attributable to the hedge risk shall adjust the carrying amount of the hedged item and be recognized in the income statement. Consequently, no impact arises on net income (except for the ineffective portion of the hedge, if any) and on net equity, while adjustments impact the carrying values of hedging instruments and hedged items.

-
In the case of a cash flow hedge (hedging of future flows), the portion of gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized directly in equity through the statement of changes in equity; the ineffective portion of the gain or loss shall be recognized in the income statement. Consequently, with reference to the effective portion, only a difference on net equity arises between Italian GAAP and IFRS.

▪
Instruments designated as “non-hedging instruments”(except for foreign currency derivative instruments) - under Italian GAAP, these instruments are valued at market value and the differential, if negative compared to the contractual value, is recorded in the income statement, in accordance with concept of prudence. Under IAS 39 also the positive differential should also be recorded on the other hand. With reference to foreign currency derivative instruments, instead, the accounting treatment adopted under Italian GAAP is in compliance with IAS 39.

N. Treasury Stock
In accordance with Italian GAAP, the Group accounts for treasury stock as an asset and records related valuation adjustments and gains losses on disposal in the consolidated statement of operations.
Under IFRS, treasury stock is deducted from stockholders’ equity and all movements in treasury stock are recorded in stockholders’ equity rather than in the income statement.

P. Adjustments on the valuation of investments in associates
These adjustments represent the effect of the IFRS adjustments on the Group portion of the net equity of associates accounted for using the equity method.

Q. Sales of receivables
The Fiat Group sells a significant part of its finance, trade and tax receivables through either securitization programs or factoring transactions.
A securitization transaction entails the sale without recourse of a portfolio of receivables to a securitization vehicle. This special purpose entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for.
Factoring transactions may be with or without recourse to the seller; certain factoring agreements without recourse include deferred purchase price clauses (i.e. the payment of a minority portion of the purchase price is conditional upon the full collection of the receivables), require a first loss guarantee of the seller up to a limited amount or imply a continuing significant exposure to the receivables cash flow.
Under Italian GAAP, all receivables sold through either securitization or factoring transactions (both with and without recourse) have been derecognized. Furthermore, with specific reference to the securitization of retail loans and leases originated by the financial services companies, the net present value of the interest flow implicit in the installments, net of related costs, has been recognized in the income statement.
Under IFRS:
▪
As mentioned above, SIC 12 Special Purpose Entities stated that an SPE shall be consolidated when the substance of the relationship between the entity and the SPE indicates that the SPE is controlled by that entity; therefore all securitization transactions have been reversed, because the subscription of the junior asset-backed securities by the seller entails its control in substance over the SPE.

▪
IAS 39 allows for the derecognition of a financial asset when, and only when, the risks and rewards of the ownership of the assets are substantially transferred: consequently, all portfolios sold with recourse, and the majority of those sold without recourse, since risks and rewards have not been substantially transferred, have been reinstated in the IFRS balance sheet.

The impact of such adjustments on stockholders’ equity is not material. In particular, it refers mainly to the reversal of the gains on relating securitization transactions of financial service companies’ retail portfolio of receivables, realized under Italian GAAP and not yet realized under IFRS.

R. Accounting for Deferred Income Taxes
This adjustment includes the combined effect of the net deferred tax effects, after allowance, on the above mentioned IFRS adjustments, as well as other minor differences between Italian GAAP and IFRS relating to the recognition of tax assets and liabilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 25, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney